Annual Report
2023

Table of Contents

Letter to Unitholders	1
Management’s Discussion and Analysis of Results of Operations and Financial Position	6
Combined Balance Sheets	86
Combined Statements of Net Income	87
Combined Statements of Comprehensive Income	88
Combined Statements of Unitholders’ Equity	89
Combined Statements of Cash Flows	90
Notes to Combined Financial Statements	91
Corporate Information	Inside back cover

77 King St. W., Suite 4010 P.O. Box 159, TD Centre Toronto, ON, M5K 1H1 Canada

LETTER TO UNITHOLDERS

Dear Unitholders:

The real estate sector continued to face challenges in 2023 due to the increase in borrowing costs and the negative impact of higher interest rates on asset values. However, the overall impact on Granite’s asset values was partially offset by an increase in Net Operating Income (“NOI”) and market rents for logistics real estate across our markets over 2022.

The increase in interest rates also impacted leasing activity in 2023, as reinforcement of the balance sheets and right-sizing of their business took precedent over expansion plans for most tenants. As such, demand for logistics space moderated globally in 2023 to historical levels, albeit from record highs in 2021 and 2022.

With these conditions in mind, Granite established the following priorities for 2023:

•Driving Funds from Operations (“FFO”)(1), Adjusted Funds from Operations (“AFFO”)(1) and net asset value per (NAV)(1) unit growth while preserving liquidity;
•Executing on planned development and expansion projects;
•Advancing Granite’s ESG program and delivering on specific targets for 2023;
•Disposing of select non-core assets; and
•Selectively pursuing strategic land and income-producing property opportunities in Granite’s target markets.

Overall, Granite successfully executed on the priorities summarized above. Our financial performance was strong, as Granite delivered double-digit FFO per unit growth for the second consecutive year. This continued steady growth in FFO and AFFO per unit enabled Granite to increase our annual distribution for the thirteenth consecutive year, commencing in 2024. NAV per unit declined slightly from 2022 for the reasons noted above, namely increases in capitalization and discount rates broadly across the real estate sector, but strong NOI growth and successful execution of our development projects in the year positively contributed to NAV per unit and served to moderate that decline. Our ESG performance exceeded expectations for 2023. Further detail on our accomplishments is provided in the Highlights for 2023 section below, but it is worth noting here that Granite received the top overall score among our peers in North America from GRESB, the leading ESG benchmark for the real estate sector globally.

With respect to our financial performance, FFO(1) and AFFO(1) per unit increased 12% and 11% over 2022, respectively, due primarily to solid increases in same property net operating income - cash basis (“SPNOI - cash basis”)(1) and development stabilizations. Granite recorded $173 million in net fair value losses in 2023, due to the expansion of discount and terminal capitalization rates in response to rising interest rates, partially offset by increases in NOI and fair market rents. Further reducing investment property values were unrealized foreign exchange losses of $96 million which were partially offset by development capital, resulting in a net decrease to investment properties of $31 million to $8.8 billion as at December 31, 2023.

Despite an increase in vacancy, due partially to the addition of 1.5 million square feet of vacant space from development completions, 2023 was another strong year operationally for Granite, as demonstrated by year over year growth in achieved rental rates and SPNOI. In 2023, Granite
Granite REIT 2023 1

completed 8.4 million square feet of renewals and new leases at an average increase in rental rates of 22% and finished the year with an occupancy rate of 95.0%.
Granite completed the forward purchase of two completed developments with a combined 1.0 million square feet in the U.S. totaling $106.9 million in 2023. During 2023, Granite invested approximately $100 million into its active development and expansion pipeline, including the completion of 8 projects comprising 2.4 million of additional square feet. Combined, these recently developed properties totaling 3.4 million square feet, which were 52% occupied as of December 31, 2023, are generating roughly $14.0 million in annualized revenue. Lastly, Granite completed the disposition of two non-core assets in the GTA and the U.S. for total proceeds of $45 million, which helped to further enhance portfolio quality and diversification and fund our ongoing development program.

As a result of external market factors, 2023 was, prudently, a quiet year for Granite from a financing perspective, but we were able to opportunistically exploit difficult market conditions to drive NAV growth. Granite repurchased $27.0 million of equity under its normal course issuer bid (“NCIB”) program, representing 0.4 million stapled units at an average cost of $68.73. In September 2023, Granite obtained a €70.0 million, three year term loan to fully repay the outstanding balance on its Credit Facility with the remaining balance available to fund development and general corporate purposes. Further, in October 2023, Granite issued its third green bond totaling $400.0 million and repaid in full its 2023 Debentures that matured in November 2023. Granite’s balance sheet at the end of 2023 remains strong, with over $1.1 billion of liquidity and net leverage of 33%.

ESG continued to be a major focus in 2023 and strong progress was made in a number of key areas of our program. Most notably, Granite once again improved its performance in the Global Real Estate Sustainability Benchmark (“GRESB”) Assessment for 2023, where Granite ranked 2nd out of 10 in the United States | Industrial GRESB peer group which evaluates the level of ESG disclosure by listed property companies and REITs. Granite also achieved 1st out of 9 (improvement of 1 position over 2022) in the North American Industrial | Listed | Tenant Controlled GRESB peer group for Standing Investments with a score of 79 (+6 over 2022). Granite’s total green bond offerings increased to $1.4 billion post its October 2023 $400.0 million green bond. As at December 31, 2023, Granite has allocated $1.161 billion of the net proceeds towards eligible green projects, such as the acquisition and construction of certified green buildings and energy-conservation measures. This year, Granite continued to pursue its updated target to support the production of new renewable energy through the installation of on-site solar PV systems with the capacity to generate 24 MW of electricity by 2025. During 2023, Granite increased peak generation capacity by 14.3 MW bringing its total capacity of its onsite solar PV systems to 22.8 MW now operational on Granite properties. Lastly, in 2023, Granite obtained 25 new green building certifications (9 of which were Two Green Globes for new construction, and 16 of which were Institute of Real Estate Management (IREM) Certified Sustainable Properties (CSP) certifications). As at December 31, 2023 Granite has obtained green-building certifications at 44% of its portfolio by floor area, exceeding its objective of 30% by 2030.

I would like to recognize our employees for their commitment and performance in 2023, achieving Granite’s objectives in another challenging environment.

Before moving on to our outlook and a summary of our priorities for 2024, please see below for a summary of major results and activities from 2023.

2 Granite REIT 2023

HIGHLIGHTS FOR 2023

Unitholder Return and Increased Distribution

•15.16% total return for 2023 (vs 2.80% for the S&P TSX Capped REIT Index and 11.83% for the S&P/TSX Composite Index); and
•3.125% year-over-year increase in the annual amount distributed to unitholders to $3.30 per unit for 2023, marking our thirteenth consecutive annual distribution increase. Granite’s AFFO payout ratio remained conservative at 71.1% for 2023.

Strategic Allocation of Capital

•$107 million invested in the forward purchase of newly developed logistics properties in the U.S. at a stabilized yield of 5.4%;
•€70.0 million of new unsecured term debt, issued for a 3-year term bearing a fixed interest rate of 4.333% including the impact of the interest rate swap;
•$400.0 million of new unsecured debentures, issued for a 5.5-year term bearing a fixed interest rate of 4.929% including the cross-currency interest rate swap;
•$27.0 million of equity repurchased under Granite’s NCIB representing 392,700 stapled units at an average stapled unit cost of $68.73;
•$1.0 billion of availability on the credit facility;
•Net leverage ratio of 33%, providing $1.1 billion in available liquidity at the end of the year and net debt-to-EBITDA of 7.3x; and
•Credit rating stable at BBB (high) stable by DBRS (Morningstar) and Baa2 Stable by Moody’s, recognizing Granite’s sector-leading credit metrics.

Portfolio Enhancement and Tenant Diversification

•2 newly built income-producing properties totaling 1.0 million square feet acquired in the U.S.;
•8 completed development and expansion projects contributing 2.4 million of additional square feet of gross leasable area which are 74% leased as of December 31, 2023, and expected to generate $19.7 million in stabilized NOI annually at a yield on cost of 6.0%;
•3 on-going active development and expansion projects and 2 site plan approval commitments having total projected costs of $99 million and remaining commitments of $34 million. The projects are expected to contribute 2.6 million of additional square feet of gross leasable area and the active development and expansion projects are expected to generate a weighted average stabilized yield of 6.7%;
•2 non-core properties disposed for gross proceeds of $45 million; and
•Magna concentration reduced from 20% to 19% as a percentage of gross leasable area, however, as a result of substantial CPI and contracted rent increases throughout 2023, as a percentage of annualized revenue, Manga concentration remained consistent at 26% as a percentage of annualized revenue.

Financial and Operational Performance

•FFO and AFFO per unit of $4.97 and $4.50, respectively representing a year-over-year increase of 12% and 11%, respectively;
•SPNOI - cash basis average year-over-year growth, on a constant currency basis, of 6.2%;
•$173 million in net fair value losses taken due to expansion of discount and terminal capitalization rates across all of Granite's markets in response to rising interest rates, partially offset by fair market rent increases across the GTA and selective U.S. and
Granite REIT 2023 3

European markets reflecting current market fundamentals. The negative impact on NAV as a result of the fair value losses was further compounded by unrealized foreign currency translation losses of $96 million primarily as a result of the relative strengthening of the Canadian dollar against the U.S. dollar from December 31, 2022 to December 31, 2023, however, these losses were partially offset by contributions from development stabilization;
•8.4 million square feet of space renewed or re-leased at an average increase in base rent of 22%; and
•Occupancy rate as at December 31, 2023 of 95.0%.

Environmental, Social, Governance and Resilience (ESG+R) Performance

•Ranked 2nd out of 10 in the United States of America | Industrial GRESB peer group which evaluates the level of ESG disclosure by listed property companies and REITs. Granite’s score increased by 13 points (16%) compared to 2022 improving Granite’s overall position from 2nd to 1st place out of 9 in the North American Industrial | Listed | Tenant Controlled peer group in 2023. Granite also achieved a score of A in the 2023 GRESB Public Disclosure Report;
•Published Granite’s 3rd annual comprehensive Corporate ESG+R Report; and
•$1.161 billion of green bond net proceeds allocated to date towards Eligible Green Projects, as defined by Granite’s Green Bond Framework, representing 100%, 100%, and 42.0% of the net proceeds of the 2027 Green Bond, the 2028 Green Bond and the 2029 Green Bond, respectively.

OUTLOOK

Despite challenging economic conditions, Granite finished 2023 on a strong note, with SPNOI - cash basis growth of 4.7% in the fourth quarter as compared with the fourth quarter of 2022, with further growth expected in 2024. Growth in market rent is moderating broadly, but leasing spreads overall remain positive on our new and renewal leasing activity. To date, Granite has renewed just over 74% of the 9.8 million square feet of 2024 lease maturities at an average increase in rental rate of approximately 15%, muted somewhat by the 10% increase on the 10-year renewal at our Graz property in Austria.

Construction continues at Granite’s 3 active development and expansion projects, with expected completion dates between Q1 2024 and Q3 2024 and pre-leasing currently sitting at 96%. The completion of Granite’s active development pipeline is expected to contribute significantly to FFO, AFFO and NAV growth in 2024 and 2025.

With a mixture of joy and sadness, we announce the appointment of Rob Brouwer to our Board of Trustees and the corresponding departure of Gerry Miller. Mr. Brouwer most recently served as Vice Chair of KPMG in Canada, and has over thirty years of experience in senior leadership roles, and as an executive relationship partner and audit partner for public and private companies internationally across a wide range of industries. Conversely, we must say farewell to Mr. Miller, who has decided not to stand for re-election in 2024. Mr. Miller is Granite’s longest-tenured Trustee, having served on the Board since our inception in 2011. On behalf of the entire organization, I would like to thank Mr. Miller for his steady support and leadership throughout a period of transformation at Granite and wish him well in retirement.

Thus far in 2024, risks associated with persistent inflation and geopolitical instability remain elevated. However, as a result of prudent capital allocation, our liquidity and balance sheet capacity remain high, and we are well positioned to continue to fund our development projects in 2024 and deploy capital selectively on strategic growth opportunities in our target markets.
4 Granite REIT 2023

Furthermore, we expect NOI and FFO growth to continue to be strong over the next few years, resulting from a combination of increases in same-property NOI and the stabilization of our expansion and development projects.

For the remainder of 2024, Granite will focus on the following priorities:

•Driving NAV, FFO and AFFO per unit growth while maintaining conservative capital ratios;
•Actively managing its income-producing portfolio and recently completed developments, focusing on new and renewal leasing;
•Executing on current development and expansion projects in Europe and the GTA;
•Selectively pursuing strategic land and income-producing property acquisition opportunities in our target markets; and
•Achieving our ESG targets for 2024 and beyond.

Successfully executing on these priorities, we believe, will continue to strengthen Granite’s position as one of the sector’s leaders and ultimately maximize long-term value for our unitholders.

All of us at Granite wish you well and thank you for your continued trust and support.

Sincerely,

Kevan Gorrie,
President and Chief Executive Officer

FFO, AFFO and related per unit amounts, available liquidity, SPNOI — cash basis (same property net operating income — cash basis), constant currency SPNOI — cash basis (constant currency same property net operating income — cash basis) (each of which are non-IFRS performance measures) and net leverage ratio (which is a non-IFRS ratio) are not defined by International Financial Reporting Standards (‘‘IFRS’’) and do not have standard meanings. Please refer to the “Basis of Presentation”, “Non-IFRS Performance Measures” and “Non-IFRS Ratios” sections in the attached MD&A for definitions and reconciliations to IFRS measures.
Granite REIT 2023 5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

TABLE OF CONTENTS

Basis of Presentation	6	Commitments, Contractual Obligations, Contingencies and Off-Balance Sheet Arrangements	66
Financial and Operating Highlights	7	Related Party Transactions	66
Significant Matters	9	Non-IFRS Performance Measures and Ratios	66
Business Overview and Strategic Outlook	13	Significant Accounting Estimates	70
Outlook	14	New Accounting Pronouncements and Developments	73
Environmental, Social, Governance, and Resilience (ESG+R)	14	Internal Controls over Financial Reporting	74
Results of Operations	20	Risks and Uncertainties	76
Investment Properties	39	Quarterly Financial Data	77
Liquidity and Capital Resources	53	Forward-Looking Statements	79

BASIS OF PRESENTATION

Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) of Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”) summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively “Granite” or the “Trust”) for the year ended December 31, 2023. Unless otherwise noted, all amounts are in millions of Canadian dollars. This MD&A should be read in conjunction with the accompanying audited combined financial statements for the year ended December 31, 2023 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The MD&A was prepared as at February 28, 2024 and its contents were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on this date. Additional information relating to Granite, including the Annual Report and Annual Information Form (“AIF”) for fiscal 2023 and dated February 28, 2024, can be obtained from the Trust’s website at www.granitereit.com, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

In addition to using financial measures determined in accordance with IFRS, Granite also uses certain non-IFRS performance measures and non-IFRS ratios in managing its business to measure financial and operating performance as well as for capital allocation decisions and valuation purposes. Granite believes that providing these measures on a supplemental basis to the IFRS amounts is helpful to investors in assessing the overall performance of Granite’s business.

The non-IFRS performance measures include net operating income before lease termination and close-out fees, straight-line rent and tenant incentive amortization (“NOI - cash basis”), same property NOI - cash basis, constant currency same property NOI - cash basis, funds from operations (“FFO”), adjusted funds from operations (“AFFO”), adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”), available liquidity, total debt and net debt. Refer to “NON-IFRS PERFORMANCE MEASURES” for definitions and reconciliations of non-IFRS measures to IFRS financial measures.

The non-IFRS ratios include FFO payout ratio, AFFO payout ratio, leverage ratio, interest coverage ratio, net leverage ratio, indebtedness ratio, unencumbered asset coverage ratio and
6 Granite REIT 2023

any related per unit amounts. Refer to “NON-IFRS RATIOS” for definitions and reconciliations of non-IFRS ratios to IFRS financial measures.

Readers are cautioned that these measures do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS, they may not be comparable to similarly titled measures presented by other reporting issuers.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months Ended December 31,		Years Ended December 31,		Year Ended December 31,
(in millions, except as noted)	2023	2022	2023	2022	2021
Operating highlights
Revenue	$129.8	$125.6	$521.2	$455.6	$393.5
Net operating income (“NOI”)	110.0	102.4	435.2	380.4	332.7
NOI - cash basis(1)	108.0	99.6	422.9	373.9	329.0
Net income (loss) attributable to stapled unitholders	31.4	(126.3)	136.7	155.8	1,310.0
FFO(1)	81.2	77.2	317.6	289.3	251.3
AFFO(1)	73.2	67.0	287.4	264.2	235.2
Cash provided by operating activities	76.0	65.5	313.1	277.5	262.3
Monthly distributions paid	50.9	49.7	203.9	202.3	191.1
FFO payout ratio(1)(2)	63%	65%	64%	70%	75%
AFFO payout ratio(1)(2)	70%	75%	71%	77%	80%

Per unit amounts
Diluted FFO(1)	$1.27	$1.20	$4.97	$4.43	$3.93
Diluted AFFO(1)	$1.15	$1.05	$4.50	$4.05	$3.68
Monthly distributions paid	$0.80	$0.78	$3.20	$3.10	$3.00
Diluted weighted average number of units	63.8	64.1	63.9	65.3	64.0

Granite REIT 2023 7

As at December 31,	2023	2022	2021
Financial highlights
Investment properties - fair value (7)	$8,808.1	$8,839.6	$7,971.2
Assets held for sale(7)	—	41.2	64.6
Cash and cash equivalents	116.1	135.1	402.5
Total debt(3)	2,998.4	2,930.3	2,414.0
Trading price per unit (TSX: GRT.UN)	$76.28	$69.03	$105.20

Debt metrics, ratings and outlook
Net leverage ratio(1)	33%	32%	25%
Interest coverage ratio(1)	5.5x	7.1x	6.8x
Indebtedness ratio (total debt to adjusted EBITDA)(1)	7.6x	8.3x	8.1x
Weighted average cost of debt(4)	2.59%	2.28%	1.81%
Weighted average debt term-to-maturity, in years(4)	3.9	4.1	5.5
DBRS rating and outlook	BBB (high) stable	BBB (high) stable	BBB (high) stable
Moody’s rating and outlook	Baa2 Stable	Baa2 Stable	Baa2 Stable

Property metrics (7)
Number of investment properties	143	140	131
Income-producing properties	137	128	119
Properties under development	3	8	9
Land held for development	3	4	3
Gross leasable area (“GLA”), square feet	62.9	59.4	55.1
Occupancy, by GLA	95.0%	99.6%	99.7%
Magna as a percentage of annualized revenue(5)	26%	26%	29%
Magna as a percentage of GLA	19%	20%	22%
Weighted average lease term in years, by GLA	6.2	5.9	5.8
Overall capitalization rate(6)	5.2%	4.9%	4.5%
(1)     For definitions of Granite’s non-IFRS measures and ratios, refer to the sections “NON-IFRS PERFORMANCE MEASURES” and “NON-IFRS RATIOS”.
(2)     The FFO and AFFO payout ratios are calculated as monthly distributions, divided by FFO and AFFO, respectively, in a period.
(3)     Total debt includes lease obligations recognized under IFRS 16, Leases.
(4)     Excludes lease obligations recognized under IFRS 16, Leases.
(5)     Annualized revenue presented is calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months. Annualized revenue excludes revenue from properties classified as assets held for sale.
(6)     Refer to “Valuation Metrics by Asset Category” in the “INVESTMENT PROPERTIES” section.
(7)     Assets held for sale are excluded from investment properties and related property metrics. Accordingly, two such assets that were held for sale at December 31, 2022 were excluded from investment properties and related metrics at December 31, 2022, throughout this MD&A.

8 Granite REIT 2023

SIGNIFICANT MATTERS

Property Acquisitions

During the year ended December 31, 2023, Granite acquired two income-producing industrial properties in the United States.

Property acquisitions consisted of the following:

Acquisitions			Weighted Average Lease Term, in years by Sq ft(1)(3)
(in millions, except as noted)					Property Purchase Price(2)
Property Address	Location	Sq ft(1)		Date Acquired		Stabilized Yield(1)
Income-producing properties:
10144 Veterans Dr.	Avon, USA	0.7	N/A	March 30, 2023	$72.8	5.4%
10207 Veterans Dr.	Avon, USA	0.3	N/A	March 30, 2023	34.1	5.3%

		1.0			$106.9	5.4%
(1)    As at the date of acquisition. The properties were vacant on the date of acquisition.
(2)    Purchase price does not include transaction costs associated with property acquisitions.
(3)    Weighted average lease term applicable to the occupied space.

Property Disposition

During the year ended December 31, 2023, Granite disposed of two income-producing properties in the United States and Canada for gross proceeds of $45.3 million. The property in the USA was leased to a subsidiary of Magna International Inc. at the date of disposition and the property in Canada was vacant at the date of disposition.

Disposition
(in millions, except as noted)
Property Address	Location	Sq ft	Date Disposed	Sale Price(1)	Annualized Revenue (2)
Disposed during the year ended December 31, 2023:

4701 S. Cowan Rd.	Muncie, USA	0.2	March 15, 2023	$24.7	$1.6
50 Casmir Ct.	Concord, Canada	0.1	August 15, 2023	20.6	—
		0.3		$45.3	$1.6
(1) Sale price does not include transaction costs associated with disposition.
(2) As at the date of disposition.

Granite REIT 2023 9

Construction and Development Commitments

Granite had the following construction and development commitments as at December 31, 2023:

Commitments		Accruals/ Payments/ Deposits Made			Year-One Stabilized Yield (2)
(in millions, except as noted)
Property Location	Additional sq ft		Future Commitments (1)	Total Cost
As at December 31, 2023:
Development, construction or expansion:
Property under development in Brantford, ON	0.4	$50.3	$18.8	$69.1	6.8%
Site plan approval for a development in Brantford, ON	0.7	3.3	2.6	5.9	—%
Site plan approval for a development in Houston, TX	1.3	0.5	2.9	3.4	—%
Expansion of 555 Beck Cres., Ajax, ON	0.1	10.7	4.2	14.9	5.6%
Expansion of Oude Graaf 15, Weert, NL	0.1	0.2	5.9	6.1	8.7%
Other construction commitments	—	0.5	22.0	22.5	—%
	2.6	$65.5	$56.4	$121.9	6.7%
(1) Includes signed contracts and future budgeted expenditures not yet contracted.
(2) Yield based on total cost including land (see “Development and Expansion Projects”).

During the fourth quarter of 2023, construction continued on its 0.4 million square foot, 40’ clear height, state-of-the-art modern distribution facility in Brantford, Ontario. The build-to-suit facility, being constructed for a global chocolate producer, was contractually completed in the first quarter of 2024 and the lease commenced with an approximate 19-year term. In June 2023, Granite commenced the site plan approval process for a second phase of development at its site in Brantford, Ontario which is ongoing.

In the fourth quarter, Granite continued the site plan approval process for the third phase of its site in Houston, Texas for up to 1.3 million square feet.

During the fourth quarter of 2023, construction continued at Granite’s speculative expansion of 555 Beck Crescent in Ajax, ON. The approximately 50,000 square foot, 32’ clear height expansion is expected to complete in the second quarter of 2024. Subsequent to quarter end, Granite signed a lease for approximately 30,000 square feet of the expansion for a 10-year term with annual escalations.

Granite has signed an agreement with its tenant at Oude Graaf 15, Weert in Netherlands to expand the existing logistics building. In the fourth quarter of 2023, Granite received the building permit to expand the building by approximately 52,000 square feet. As part of the agreement, the tenant has committed to a new 10-year term for the entire (expanded) building from the date of completion of the expansion, which is estimated to occur in the third quarter of 2024.
10 Granite REIT 2023

Issuance of Unsecured Debentures

On October 12, 2023, Granite REIT Holdings Limited Partnership (“Granite LP”) completed an offering of $400.0 million aggregate principal amount of 6.074% Series 7 senior unsecured debentures due April 12, 2029 (the “2029 Debentures”). The net proceeds received by Granite LP after deducting the financing costs totaling $2.5 million were $397.6 million. The 2029 Debentures are guaranteed by Granite REIT and Granite GP. The 2029 Debentures are Granite’s third green bond issuance pursuant to its Green Bond Framework. Granite intends to use an amount equal to the net proceeds from the offering of the 2029 Debentures to finance or refinance, in whole or in part, expenditures associated with Eligible Green Projects as described in the Granite Green Bond Framework, which is available on Granite’s website. Initially and prior to the full allocation, the net proceeds from the 2029 Debentures were used to refinance existing debt, specifically Granite’s Series 3 senior unsecured debentures that matured on November 30, 2023 (the “2023 Debentures”), and for general corporate purposes.

On October 10, 2023, Granite also entered into a cross currency interest rate swap which commenced on October 12, 2023 to exchange the Canadian dollar denominated principal and interest payments of the 2029 Debentures for Euro denominated payments, resulting in an effective fixed interest rate of 4.9285% for the five and a half year term of the 2029 Debentures.

Normal Course Issuer Bid (“NCIB”)

During the fourth quarter, Granite repurchased 392,700 stapled units under the NCIB at an average stapled unit cost of $68.73 for total consideration of $27.0 million, excluding commissions.

Increase in Distributions

On November 8, 2023, Granite increased its targeted annualized distribution by 3.125% to $3.30 ($0.2750 per month) per stapled unit from $3.20 ($0.2667 per month) per stapled unit to be effective upon the declaration of the distribution in respect of the month of December 2023 and payable in mid-January 2024.

Subsequent Events

Trustee Appointment

On February 15, 2024, Granite appointed Mr. Robert Brouwer to its Board of Trustees and Board of Directors and Mr. Brouwer was also appointed to Granite’s Audit Committees.

Renewal of Base Shelf Prospectus

On February 21, 2024, Granite filed and obtained a receipt for new base shelf prospectuses for both equity and debt securities (the “Shelf Prospectuses”). Granite has filed the Shelf Prospectuses to maintain financial flexibility and to have the ability to offer securities and debt on an accelerated basis pursuant to the filing of prospectus supplements. There is no certainty any securities or debt will be offered or sold under the Shelf Prospectuses.

The Shelf Prospectuses are valid for a 25-month period, during which time Granite may offer and issue, from time to time, stapled units, stapled convertible debentures, stapled subscription receipts, stapled warrants, units or any combination thereof, having an aggregate offering price of up to $1.5 billion or debt securities having an aggregate offering price of up to $1.75 billion. Each offering under the Shelf Prospectuses will require the filing of a
Granite REIT 2023 11

prospectus supplement that will include the specific terms of the securities being offered at that time.

12 Granite REIT 2023

BUSINESS OVERVIEW AND STRATEGIC OUTLOOK

Business Overview

Granite is a Canadian-based real estate investment trust (“REIT”) engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. As at February 28, 2024, Granite owns 143 investment properties in five countries having approximately 62.9 million square feet of gross leasable area. Granite has a highly-integrated team of real estate professionals with extensive experience in operations, leasing, development, investment and asset management located at its head office in Toronto, Canada and regional offices in Dallas, United States; Vienna, Austria; and Amsterdam, Netherlands.

Granite’s investment properties consist of income-producing properties, properties under development and land held for development (see “INVESTMENT PROPERTIES”). The income-producing properties consist primarily of logistics, e-commerce and distribution warehouses, and light industrial and heavy industrial manufacturing properties. Lease payments are primarily denominated in three currencies: the Canadian dollar (“$”), the Euro (“€”) and the US dollar (“US$”). Granite’s investment properties by geographic location, property count and square footage as at February 28, 2024 are summarized below:

Investment Properties Summary
Five countries/143 properties/62.9 million square feet
Strategic Outlook

Management continues to identify and pursue value creation and investment opportunities that management believes will generate superior long-term total returns for unitholders.

Granite’s long-term strategy is to continue to build upon its institutional and globally diversified industrial real estate business; to grow and diversify its asset base through acquisitions, development, re-development and dispositions; to maintain a conservative balance sheet; and to reduce its exposure to its largest tenant, Magna International Inc. and its operating subsidiaries (collectively, “Magna”) and the special purpose properties (see “INVESTMENT PROPERTIES”).
Granite REIT 2023 13

Granite has positioned itself financially to execute on its strategic plan including to capitalize on any strategic opportunities as they arise, and existing and future development activity within its targeted geographic footprint.

As Granite looks to 2024, its priorities are set out below:
•Driving FFO, AFFO and net asset value per unit growth while maintaining conservative capital ratios;
•Actively managing its income-producing portfolio and recently completed developments, focusing on new and renewal leasing;
•Executing on development, redevelopment and expansion projects in the U.S., Europe, and the Greater Toronto Area (the “GTA”);
•Selectively pursuing strategic land and income-producing property acquisition opportunities in our target markets; and
•Advancing Granite’s Environmental, Social, Governance and Resilience (ESG+R) program and meeting established targets for 2024 and beyond.

2024 OUTLOOK

For 2024, Granite forecasts FFO per unit within a range of $5.30 to $5.45, representing a 7%-10% increase over 2023, and Granite forecasts AFFO per unit to be within a range of $4.65 to $4.80, representing an increase of 3%-7% over 2023. The high and low ranges are driven by foreign currency exchange rate assumptions where for the high end of the range Granite is assuming foreign exchange rates of the Canadian dollar to Euro of 1.48 and the Canadian dollar to US dollar of 1.38. On the low end of the range, we are assuming exchange rates of the Canadian dollar to Euro of 1.43 and the Canadian dollar to US dollar of 1.32. Granite forecasts constant currency same property NOI – cash basis to be within a range of 7%-8%, based on a four-quarter average over 2024. Granite’s 2024 forecasts assume no acquisitions and dispositions.

Non-IFRS measures are included in Granite’s 2024 forecasts above (see “NON-IFRS PERFORMANCE MEASURES”). See also “FORWARD-LOOKING STATEMENTS”.

ENVIRONMENTAL, SOCIAL, GOVERNANCE, AND RESILIENCE (ESG+R)

Granite recognizes the important role building owners can play in fostering the efficient use of resources and respecting our environment. As a good steward for investors, Granite seeks to practically incorporate sustainability in its actions and decision-making process, while generating returns for unitholders.

Consistent with this principle, Granite applies the following long-term ESG+R objectives in its business:

Environmental	Social	Governance	Resilience
Promote efficiency and sustainable practices at both Granite’s properties and corporate offices	Engage with investors, employees, tenants, property managers, and community	Disclose ESG+R performance as a commitment to transparency and accountability	Identify and mitigate potential climate-related risks within our portfolio

14 Granite REIT 2023

Granite’s ESG+R program is aligned with SASB1, GRESB2, GRI3 and TCFD4. Data provided herein has been reviewed by a third-party ESG+R consultant and represents a snapshot of current performance.

GRESB

GRESB assesses and scores the Environmental, Social, and Governance (“ESG”) performance of real estate portfolios around the world and this year increased to over 2,000 participants. Results have come out for the 2023 submission with Granite increasing its score by 6 points compared to last year and receiving a 1st place ranking in its peer group.

2023 GRESB Public Disclosure Report

In GRESB’s 2023 Public Disclosure Report, which evaluates the level of ESG disclosure by listed property companies and REITs, Granite was ranked 2nd in the United States of America Industrial sector comprised of 10 reporting entities.
1 Sustainability Accounting Standards Board
2    Global Real Estate Sustainability Benchmarking
3    Global Reporting Initiative
4 Task Force on Climate-related Financial Disclosures
Granite REIT 2023 15

Below is a selection of key actions and performance items of Granite’s ESG+R Program:

Environmental — Actions & Performance
•Work to reduce landlord-controlled energy, operational emissions (scope 1 and 2), and water by 25% on an intensity basis, per square foot, by the beginning of 2030 (or 2.5% annual reduction) at Granite’s properties5;
•Increase the energy, emissions, water and waste data coverage across Granite’s portfolio to 50% of its income-producing portfolio by 2030 by collaborating with tenants, implementing green lease language, and obtaining data directly from the utility companies whenever available;
•Granite is on track to meet its updated target to support the production of new renewable energy through the installation of on-site solar PV systems with the capacity to generate 24 MW of electricity by 20256 as solar PV systems with peak generation capacity of 22.79 MW are currently operational on Granite properties;
•Four beehives have been installed on Granite’s behalf at three properties to promote local biodiversity and engagement with tenants;
•Commit that all development projects controlled by Granite will be built to standards consistent with the scope of Granite’s Green Bond Framework and certify 100% of new developments to a third-party green building certification standard (such as LEED, BREEAM, Green Globes, DGNB). On October 12, 2023, Granite issued its third green bond, the 2029 Debentures, increasing Granite’s total green bond issuances to a total of $1.4 billion;
•All properties were sent an annual ESG+R metrics survey in the first quarter of 2023. The survey is used to identify the sustainability initiatives implemented at each property over the past year, including those initiated by tenants. A few highlights from fiscal 2022 include LED lighting installed at 24 properties, irrigation efficiency projects completed at 8 properties, and waste audits conducted at 11 properties, promoting energy savings, water optimization and sustainable waste management; and
•Granite has exceeded the target to strategically evaluate and pursue applicable green building certifications at Granite’s properties and achieve 30% third-party green building certifications by floor area by 2030. Currently, 44% of Granite’s properties by GLA or 35% by income producing property count have received third-party green building certifications. Below is a list of Granite’s properties that have achieved a green certification.

Property	Size (Sq ft) in millions	Location	Certification Type	Level
2020 Logistics Dr.	0.8	Mississauga, Canada	IREM Certified Sustainable Property	Certified
Expansion to 2095 Logistics Dr.	0.1	Mississauga, Canada	Green Globes New Construction	2 Green Globes
600 Tesma Way	0.1	Concord, Canada	IREM Certified Sustainable Property	Certified
8995 Airport Rd.	0.1	Brampton, Canada	IREM Certified Sustainable Property	Certified
Im Ghai 36	0.3	Altbach, Germany	DGNB New Construction Logistics Buildings	Gold
5     Granite’s emissions reduction targets are aligned with the Paris Climate Accords’ goal of limiting global warming to two degrees Celsius above pre-industrial levels.
6    Onsite solar projects were installed at a total of 12 Granite assets by the end of 2023.
16 Granite REIT 2023

Property	Size (Sq ft) in millions	Location	Certification Type	Level
Aquamarijnweg 2 & 4	0.2	Bleiswijk, Netherlands	BREEAM New Construction	Very Good
De Kroonstrat 1 (Phase 1), De Poosthoornstraat 2 (Phase 2)	0.5	Tilburg, Netherlands	BREEAM New Construction	Excellent
Francis Baconstraat 4	0.1	Ede, Netherlands	BREEAM New Construction	Very Good
Oude Graaf 15	0.2	Weert, Netherlands	BREEAM New Construction	Excellent
100 Clyde Alexander Lane	0.7	Pooler, USA	LEED Core and Shell Development	Certified
101 Clyde Alexander Lane	0.3	Pooler, USA	LEED Core and Shell Development	Certified
1243 Gregory Dr.	0.5	Antioch, USA	LEED Core and Shell Development	Silver
3900 Rock Creek Blvd.	0.3	Joliet, USA	IREM Certified Sustainable Property	Certified
501 Airtech Pkwy.	0.5	Plainfield, USA	IREM Certified Sustainable Property	Certified
1201 Allpoints Court	0.5	Plainfield, USA	Green Globes New Construction	2 Green Globes
445 Airtech Pkwy.	0.6	Plainfield, USA	IREM Certified Sustainable Property	Certified
831 North Graham Rd.	0.5	Greenwood, USA	IREM Certified Sustainable Property	Certified
1451 Allpoints Court	0.5	Plainfield, USA	IREM Certified Sustainable Property	Certified
10144 Veterans Dr.	0.7	Avon, USA	Green Globes New Construction	2 Green Globes
10207 Veterans Dr.	0.3	Avon, USA	Green Globes New Construction	2 Green Globes
60 Logistics Blvd.	0.7	Walton, USA	IREM Certified Sustainable Property	Certified
8735 South Crossroads Dr.	0.9	Olive Branch, USA	LEED Core and Shell Development	Certified
8740 South Crossroads Dr.	0.9	Olive Branch, USA	LEED Core and Shell Development	Certified
330 East Stateline Rd.	0.9	Southaven, USA	IREM Certified Sustainable Property	Certified
2100 Center Square Rd.	0.4	Logan Township, USA	LEED Core and Shell Development	Silver
15 Commerce Pkwy.	1.3	West Jefferson, USA	LEED New Construction and Major Renovation; BREEAM USA in Use	Certified; Good
100 Enterprise Pkwy.	1.2	West Jefferson, USA	BREEAM USA In Use	Good
10 Enterprise Pkwy.	0.8	West Jefferson, USA	IREM Certified Sustainable Property	Certified
535 Gateway Blvd.	0.7	Monroe, USA	IREM Certified Sustainable Property	Certified
1901 Beggrow St.	0.8	Columbus, USA	IREM Certified Sustainable Property	Certified
5415 Centerpoint Pkwy.	0.5	Columbus, USA	IREM Certified Sustainable Property	Certified
8741 Jacquemin Dr.	0.6	West Chester, USA	IREM Certified Sustainable Property	Certified
18201 NE Portal Way	0.3	Portland, USA	IREM Certified Sustainable Property	Certified
Granite REIT 2023 17

Property	Size (Sq ft) in millions	Location	Certification Type	Level
12 Tradeport Rd.	1.4	Hanover Township, USA	BREEAM USA in Use	Good
41 Martha Dr.	0.8	Bethel, USA	IREM Certified Sustainable Property	Certified
250 Tradeport Rd.	0.6	Nanticoke, USA	IREM Certified Sustainable Property	Certified
4995 Citation Dr.	0.4	Memphis, USA	IREM Certified Sustainable Property	Certified
100 Business Park Dr.	0.2	Lebanon, USA	Green Globes New Construction	2 Green Globes
120 Business Park Dr.	0.2	Lebanon, USA	Green Globes New Construction	2 Green Globes
150 Business Park Dr.	0.2	Lebanon, USA	Green Globes New Construction	2 Green Globes
2120 Logistics Way	0.8	Murfreesboro, USA	Green Globes New Construction	2 Green Globes
201 Sunridge Blvd.	0.8	Wilmer, USA	IREM Certified Sustainable Property	Certified
1301 Chalk Hill Rd.	2.3	Dallas, USA	BREEAM USA In Use	Good
3501 North Lancaster Hutchins Rd.	0.2	Lancaster, USA	LEED New Construction and Major Renovation	Silver
5000 Village Creek Rd.	0.6	Fort Worth, USA	Green Globes New Construction	2 Green Globes
13220 Crosby Freeway	0.3	Houston, USA	Green Globes New Construction	2 Green Globes
13230 Crosby Freeway	0.4	Houston, USA	Green Globes New Construction	2 Green Globes
13250 Crosby Freeway	0.7	Houston, USA	Green Globes New Construction	2 Green Globes
Total	27.7
% of GLA	44%

Social — Actions & Performance
•Granite administered its second Employee Engagement Survey in May 2023 to gain an understanding of employee engagement and the effectiveness of its workplace practices;
•Contribute at least 500 local currency (USD/CAD/EUR) per income-producing property in Granite’s portfolio toward charitable donations;
•As part of Granite’s due diligence process, assess 100% of potential acquisitions for ESG+R and identify areas for improvement;
•Granite established a hybrid working model, providing enhanced work from home flexibility during the work week; and
•In September 2023, Granite held a company-wide conference in Toronto and Niagara Falls, Ontario where third-party consultants presented updates and progress on Granite’s ESG+R program, cyber security awareness, recent market trends and company performance, and current projects, to all employees.

Governance — Actions & Performance
•Granite’s 2022 ESG+R Report was issued on August 9, 2023 and follows the GRI framework with TCFD and SASB disclosures;
18 Granite REIT 2023

•Provide leadership over Granite’s ESG+R Program through the Granite ESG+R Committee;
•Provide transparency to investors by incorporating ESG+R into regular updates to unitholders and stakeholders and through formal reporting frameworks such as GRESB, SASB, and GRI;
•Monitor asset compliance with government benchmarking requirements and ESG+R related regulations;
•Granite submitted to GRESB in June 2023 and received a 1st place ranking in its peer group;
•With a score of 93 out of 100, Granite ranked 10th and the top real estate entity in the 2023 Globe & Mail Board Games governance ranking, out of a total 219 companies comprising the S&P/TSX Composite Index;
•In June 2022, the Declaration of Trust was amended and restated to, among other things, (i) further align the Declaration of Trust with evolving governance best practices which includes introducing rights and remedies in favour of unitholders consistent with those available to shareholders of a corporation pursuant to the Business Corporations Act (British Columbia); and (ii) enhance unitholders’ rights respecting the process for and procedures at unitholder meetings, including the submission of proposals by unitholders; and
•Granite maintains robust policies governing the various aspects of its business activities, which are reviewed annually and updated from time to time in order to reflect regulatory compliance and industry best practices, as appropriate.

Resilience — Actions & Performance
•Aligning Granite’s resilience program with the TCFD framework;
•Assess physical and transition climate-change risks during the new acquisition due diligence process and evaluate measures to increase resiliency in Granite’s underwriting process;
•Regular evaluation of Granite for physical and transition climate-change risks and evaluate strategies to mitigate risks; and
•Granite uses the Moody’s ESG Solutions Climate on Demand tool to manage climate-related analytics which generate 1-100 risk scores in six physical categories of climate-related risks: sea-level rise, floods, hurricanes, heat stress, water stress and wildfires.

Granite REIT 2023 19

RESULTS OF OPERATIONS

Net Income (Loss)

The following is a summary of financial information from the combined statements of net income (loss) for the three months and years ended December 31, 2023 and 2022, respectively:

Net Income (Loss)

	Three Months Ended December 31,			Years Ended December 31,
(in millions, except as noted)	2023	2022	$ change	2023	2022	$ change
Rental revenue	$129.8	$125.6	4.2	$521.2	$455.6	65.6
Revenue	129.8	125.6	4.2	521.2	455.6	65.6
Property operating costs	19.8	23.2	(3.4)	86.0	75.2	10.8
Net operating income	110.0	102.4	7.6	435.2	380.4	54.8

General and administrative expenses	9.4	8.6	0.8	41.4	29.5	11.9
Depreciation and amortization	0.4	0.4	—	1.3	1.6	(0.3)
Interest income	(4.4)	(1.1)	(3.3)	(7.7)	(1.6)	(6.1)
Interest expense and other financing costs	22.9	16.7	6.2	78.7	51.0	27.7
Foreign exchange losses (gains), net	0.3	(0.8)	1.1	1.0	(1.2)	2.2
Fair value losses on investment properties, net	33.0	229.9	(196.9)	172.7	219.7	(47.0)
Fair value losses (gains) on financial instruments, net	15.4	(2.1)	17.5	17.3	(11.4)	28.7
Loss on sale of investment properties	—	—	—	1.5	0.7	0.8
Income (loss) before income taxes	33.0	(149.2)	182.2	129.0	92.1	36.9
Income tax expense (recovery)	1.0	(22.9)	23.9	(9.5)	(63.7)	54.2
Net income (loss)	$32.0	$(126.3)	158.3	$138.5	$155.8	(17.3)

Net income (loss) attributable to:
Stapled unitholders	31.4	(126.3)	157.7	136.7	155.8	(19.1)
Non-controlling interests	0.6	—	0.6	1.8	—	1.8
	$32.0	$(126.3)	158.3	$138.5	$155.8	(17.3)

20 Granite REIT 2023

Foreign Currency Translation

The majority of Granite’s investment properties are located in Europe and the United States and the cash flows derived from such properties are primarily denominated in Euros and US dollars. Accordingly, fluctuations in the Canadian dollar, Granite’s reporting currency, relative to the Euro and US dollar will result in fluctuations in the reported values of revenues, expenses, cash flows, assets and liabilities. The most significant foreign currency exchange rates that impact Granite’s business are summarized in the following table:

	Average Exchange Rates						Period End Exchange Rates
	Three Months Ended December 31,			Years Ended December 31,			December 31,	December 31,
	2023	2022	Change	2023	2022	Change	2023	2022	Change
$ per €1.00	1.465	1.386	6%	1.459	1.370	6%	1.460	1.447	1%
$ per US$1.00	1.362	1.357	—%	1.350	1.302	4%	1.320	1.353	(2)%

For the three months and year ended December 31, 2023, compared to the prior year periods, the average exchange rates of the Euro and the US dollar relative to the Canadian dollar were higher, which on a comparative basis, increased the Canadian dollar equivalent of revenue and expenses from Granite’s European and U.S. operations.

The period end exchange rates of the Euro and the US dollar relative to the Canadian dollar on December 31, 2023 were higher and lower, respectively, when compared to the December 31, 2022 exchange rates. As a result, the Canadian dollar equivalent of assets and liabilities from Granite’s European and U.S. operations were higher and lower, respectively, when compared to December 31, 2022.
Granite REIT 2023 21

On a net basis, the effect of the changes in exchange rates on Granite’s operating results for the three months and year ended December 31, 2023 was as follows:

Effects of Changes in Exchange Rates on Operating Results

	Three Months Ended December 31,	Years Ended December 31,
(in millions, except per unit information)	2023 vs 2022	2023 vs 2022
Increase in revenue	$2.3	$19.4
Increase in NOI - cash basis(1)	2.1	16.2
Increase in net income	0.6	3.9
Increase in FFO(1)	1.5	13.4
Increase in AFFO(1)	1.6	12.6
Increase in FFO(1) per unit	$0.02	$0.21
Increase in AFFO(1) per unit	$0.02	$0.20
(1)    For definitions of Granite’s non-IFRS measures and ratios, refer to the sections “NON-IFRS PERFORMANCE MEASURES” and “NON-IFRS RATIOS”.

Operating Results

Revenue

Revenue

	Three Months Ended December 31,			Years Ended December 31,
	2023	2022	$ change	2023	2022	$ change
Rental revenue and amortization(1)	$111.8	$103.2	8.6	$439.6	$382.7	56.9
Tenant recoveries	18.0	22.4	(4.4)	81.6	72.9	8.7
Revenue	$129.8	$125.6	4.2	$521.2	$455.6	65.6
(1)    Rental revenue and amortization include base rent, straight-line rent amortization and tenant incentive amortization.

22 Granite REIT 2023

Revenue for the three month period ended December 31, 2023 increased by $4.2 million to $129.8 million from $125.6 million in the prior year period. The components contributing to the change in revenue are detailed below:

Q4 2023 vs Q4 2022 Change in Revenue
Additional details pertaining to the components of the change in revenue are as follows:
•contractual rent adjustments included $1.2 million from consumer price index based increases and $2.5 million from fixed contractual adjustments related to rent escalations;
•the completion of an expansion project in the United States, and eight development projects in Germany and the United States increased revenue by $3.9 million;
•revenue increased by $1.8 million due to renewal and re-leasing activities for properties primarily in Canada, the United States and Netherlands;
•the sale of two properties located in the United States and Canada beginning in the first quarter of 2023 decreased revenue by $0.6 million;
•vacancies at six properties in Canada, the United States and Netherlands decreased revenue by $1.7 million;
•foreign exchange had a net $2.3 million positive impact to revenue primarily due to the relative weakening of the Canadian dollar against the Euro and the US dollar, which increased revenue by $2.0 million and $0.3 million, respectively; and
•straight-line rent and tenant recoveries decreased revenue by $0.5 million and $4.7 million, respectively. The decrease in tenant recoveries is primarily due to the timing of expenses relating to final tax assessments for certain of Granite’s properties.

Granite REIT 2023 23

Revenue for the year ended December 31, 2023 increased by $65.6 million to $521.2 million from $455.6 million in the prior year period. The components contributing to the change in revenue are detailed below:

Year 2023 vs Year 2022 Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:
•contractual rent adjustments included $4.9 million from consumer price index based increases and $8.1 million from fixed contractual adjustments related to rent escalations;
•the acquisitions of properties located in the United States, Canada, Netherlands and Germany during 2022 and 2023 increased revenue by $5.0 million;
•the completion of two expansion projects in Canada and the United States, and nine development projects in Germany and the United States increased revenue by $14.8 million;
•revenue increased by $8.2 million due to renewal and re-leasing activities for properties primarily in Canada, the United States and Netherlands;
•the sale of properties located in Canada, the United States, Poland and the Czech Republic during 2022 and 2023 decreased revenue by $2.8 million;
•vacancies at seven properties in Canada, the United States and Netherlands decreased revenue by $3.5 million;
•foreign exchange had a net $19.4 million positive impact to revenue primarily due to the relative weakening of the Canadian dollar against the Euro and the US dollar, which increased revenue by $8.8 million and $10.6 million, respectively; and
•straight-line rent and tenant recoveries increased revenue by $5.5 million and $6.0 million, respectively.

Net Operating Income

Net operating income (“NOI”) during the three months ended December 31, 2023 was $110.0 million compared to $102.4 million during the three months ended December 31, 2022. NOI for the year ended December 31, 2023 was $435.2 million compared to $380.4 million for the year ended December 31, 2022. NOI - cash basis excludes the impact of lease termination, close-out fees, straight-line rent and tenant incentive amortization and reflects the cash generated by the income-producing properties excluding lease termination and close-out fees
24 Granite REIT 2023

on a period-over-period basis. NOI - cash basis was $108.0 million during the three months ended December 31, 2023 compared with $99.6 million during the prior year period, an increase of 8.4%. NOI — cash basis was $422.9 million for the year ended December 31, 2023 compared with $373.9 million for the prior year period, an increase of 13.1%.

Same property NOI - cash basis refers to the NOI - cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI - cash basis excludes the impact of properties that were acquired, disposed of and classified as held for sale, or properties under development during the periods under comparison. Same property NOI - cash basis for the three months ended December 31, 2023 was $105.7 million, compared with $99.0 million for the prior year period. Same property NOI — cash basis for the year ended December 31, 2023 was $390.7 million, compared to $357.5 million for the year ended December 31, 2022. The changes in NOI, NOI - cash basis and same property NOI - cash basis are detailed below:

Same Property NOI

	Sq ft(1)	Three Months Ended December 31,				Sq ft(1)	Years Ended December 31,
	(in millions)	2023	2022	$ change	% change	(in millions)	2023	2022	$ change	% change
Revenue		$129.8	$125.6	4.2			$521.2	$455.6	65.6
Less: Property operating costs		19.8	23.2	(3.4)			86.0	75.2	10.8
NOI		$110.0	$102.4	7.6	7.4%		$435.2	$380.4	54.8	14.4%
Add (deduct):
Straight-line rent amortization		(3.1)	(3.6)	0.5			(16.7)	(10.6)	(6.1)
Tenant incentive amortization		1.1	0.8	0.3			4.4	4.1	0.3
NOI - cash basis	62.9	$108.0	$99.6	8.4	8.4%	62.9	$422.9	$373.9	49.0	13.1%
Less NOI - cash basis for:
Acquisitions	1.0	0.2	—	0.2		3.8	(18.4)	(12.2)	(6.2)
Developments	2.9	(2.5)	—	(2.5)		3.8	(13.6)	(0.5)	(13.1)
Dispositions and assets held for sale	0.3	—	(0.6)	0.6		0.6	(0.2)	(3.7)	3.5
Same property NOI - cash basis	58.9	$105.7	$99.0	6.7	6.8%	55.2	$390.7	$357.5	33.2	9.3%
Constant currency same property NOI - cash basis(2)	58.9	$105.7	$101.0	4.7	4.7%	55.2	$390.7	$371.7	19.0	5.1%
(1)    The square footage relating to the NOI — cash basis represents GLA of 62.9 million square feet as at December 31, 2023. The square footage relating to the same property NOI — cash basis represents the aforementioned GLA excluding the impact from the acquisitions, dispositions, assets held for sale and developments during the relevant period.
(2)    Constant currency same property NOI - cash basis is calculated by converting the comparative same property NOI - cash basis at current period average foreign exchange rates.

Property operating costs include recoverable and non-recoverable costs from tenants and consist of property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses.

Straight-line rent amortization represents the scheduled fixed rent changes or rent-free periods in leases that are recognized in revenue evenly on a straight-line basis over the term of the
Granite REIT 2023 25

lease. Tenant incentive amortization mainly represents allowances provided to tenants that are recognized in revenue evenly on a straight-line basis over the term of the lease and primarily comprises the amortization associated with the cash allowance incentives paid to Magna in respect of the 10-year lease extensions exercised during the 2014 year at the Thondorf and Eurostar properties in Graz, Austria.

NOI - cash basis for the three months ended December 31, 2023 increased by $8.4 million to $108.0 million from $99.6 million in the prior year period, representing an increase of 8.4%. NOI - cash basis for the year ended December 31, 2023 increased by $49.0 million to $422.9 million from $373.9 million in the prior year period, representing an increase of 13.1%. The increase in NOI - cash basis for the three months ended December 31, 2023 was largely a result of the increase in rental revenue as noted previously and a decrease in property operating costs primarily due to the timing of expenses relating to final tax assessments for certain of Granite’s properties. The increase in NOI - cash basis for the year ended December 31, 2023 was largely a result of the increase in rental revenue as noted previously, partially offset by an increase in property operating costs primarily relating to the acquisitions and completion of development and expansion projects in 2022 and 2023.

Same property NOI - cash basis for the three months ended December 31, 2023 increased by $6.7 million (6.8%) to $105.7 million from $99.0 million primarily due to the increase in contractual rents arising from both consumer price index and fixed rent increases, re-leasing and renewals of leases for properties primarily located in Canada, the United States and Netherlands, three completed expansion and development properties in the United States and Germany, and the favourable foreign exchange impact from the weakening of the Canadian dollar against the Euro and the US dollar, partially offset by vacancies at six properties in Canada, the United States and Netherlands. Excluding the impact of foreign exchange, same property NOI - cash basis for the three month period ended December 31, 2023 increased by $4.7 million (4.7%) from the prior year period.

Same property NOI - cash basis for the year ended December 31, 2023 increased by $33.2 million (9.3%) to $390.7 million from $357.5 million primarily due to the increase in contractual rents arising from both consumer price index and fixed rent increases, re-leasing and renewals of leases for properties primarily located in Canada, the United States and Netherlands, two completed expansions at properties in Canada and the United States, and the favourable foreign exchange impact from the weakening of the Canadian dollar against the Euro and the US dollar, partially offset by vacancies at six properties in Canada, the United States and Netherlands. Excluding the impact of foreign exchange, same property NOI - cash basis for the year ended December 31, 2023 increased by $19.0 million (5.1%) from the prior year period.

26 Granite REIT 2023

NOI - cash basis for the three month periods and years ended December 31, 2023 and 2022 by geography was as follows:

NOI - Cash Basis by Geography

Fourth Quarter 2023	Fourth Quarter 2022

Year 2023	Year 2022
Granite’s property portfolio and NOI - cash basis are geographically diversified, which reduces the risk to Granite’s operating results from any particular country’s economic downturn.

Granite REIT 2023 27

Same property NOI - cash basis for the three month periods and years ended December 31, 2023 and 2022 by geography was as follows:

Same Property NOI - Cash Basis by Geography

	Three Months Ended December 31,			Year Ended December 31,
	2023	2022	% change	2023	2022	% change
Canada	$16.7	$15.5	7.7%	$63.5	$58.6	8.4%
United States	53.4	51.2	4.3%	200.6	183.7	9.2%
Austria	16.5	15.5	6.5%	65.7	61.3	7.2%
Germany	9.0	8.1	11.1%	26.1	23.5	11.1%
Netherlands	10.1	8.7	16.1%	34.8	30.4	14.5%
Same Property NOI - cash basis	$105.7	$99.0	6.8%	$390.7	$357.5	9.3%

Constant currency same property NOI - cash basis for the three month periods and years ended December 31, 2023 and 2022 by geography was as follows, which is calculated by converting the comparative same property NOI - cash basis at current foreign exchange rates:

Constant Currency Same Property NOI - Cash Basis by Geography

	Three Months Ended December 31,			Year Ended December 31,
	2023	2022	% change	2023	2022	% change
Canada	$16.7	$15.5	7.7%	$63.5	$58.6	8.4%
United States	53.4	51.4	3.9%	200.6	190.4	5.4%
Austria	16.5	16.4	0.6%	65.7	65.2	0.8%
Germany	9.0	8.5	5.9%	26.1	25.1	4.0%
Netherlands	10.1	9.2	9.8%	34.8	32.4	7.4%
Constant Currency Same Property NOI - cash basis (1)	$105.7	$101.0	4.7%	$390.7	$371.7	5.1%
(1)     Constant currency same property NOI - cash basis is calculated by converting the comparative same property NOI - cash basis at current period average foreign exchange rates.

28 Granite REIT 2023

General and Administrative Expenses

General and administrative expenses consisted of the following:

General and Administrative Expenses

	Three Months Ended December 31,			Year Ended December 31,
	2023	2022	$ change	2023	2022	$ change
Salaries and benefits	$4.4	$4.5	(0.1)	$17.9	$18.2	(0.3)
Audit, legal and consulting	0.9	0.6	0.3	4.3	3.2	1.1
Trustee/director fees and related expenses	0.5	0.4	0.1	2.0	1.7	0.3
Executive unit-based compensation expense including distributions	1.2	0.9	0.3	4.7	4.6	0.1
Fair value remeasurement of trustee/director and executive unit-based compensation plans	0.2	—	0.2	4.0	(6.3)	10.3
Other public entity costs	0.7	0.3	0.4	2.6	2.6	—
Office rents including property taxes and common area maintenance costs	0.2	0.2	—	0.6	0.5	0.1
Capital tax	0.2	0.3	(0.1)	1.0	0.9	0.1
Information technology	0.6	0.6	—	2.5	2.2	0.3
Other	0.6	1.0	(0.4)	2.3	2.8	(0.5)
	$9.5	$8.8	0.7	$41.9	$30.4	11.5
Less: capitalized general and administrative expenses	(0.1)	(0.2)	0.1	(0.5)	(0.9)	0.4
General and administrative expenses	$9.4	$8.6	0.8	$41.4	$29.5	11.9

General and administrative expenses were $9.4 million for the three month period ended December 31, 2023 and increased $0.8 million in comparison to the prior year period primarily as a result of the following:
•an increase in other public entity costs primarily due to higher public entity listing fees and higher travel expenses related to property tours in the current year period;
•an increase in executive unit-based compensation expense primarily due to the increase in the fair value of the performance stapled units (“PSU”) relative to the prior year quarter resulting in a higher compensation expense of the PSU grants;
•an increase in audit, legal and consulting expenses primarily due to an increase in professional fees and consulting costs relating to inflationary adjustments to professional services, additional work related to corporate structure and financing, and increased scope of ESG related work in the current year period; and
•an increase in the fair value remeasurement expense associated with the trustee/director and executive unit-based compensation plans resulting from a larger increase in the market price of the Trust’s stapled units in the current year period compared to the increase in the market price of the Trust’s stapled units in the prior year period, partially offset by;
Granite REIT 2023 29

•a decrease in other general and administrative expenses primarily as a result of increased costs in the prior year period related to the exploration of potential acquisitions and higher recruiting fees as a result of the additional employees hired in North America and Europe in the prior year period.

General and administrative expenses were $41.4 million for the year ended December 31, 2023 and increased $11.9 million in comparison to the prior year period primarily as a result of the following:
•an increase in the fair value remeasurement expense associated with the trustee/director and executive unit-based compensation plans resulting from an increase in the market price of the Trust’s stapled units in the current year period compared to the decrease in the market price of the Trust’s stapled units in the prior year period;
•an increase in audit, legal and consulting expenses primarily due to an increase in professional fees and consulting costs relating to inflationary adjustments to professional services, additional work related to corporate structure and financing, and increased scope of ESG related work in the current year period;
•an increase in information technology costs primarily due to inflationary adjustments relating to software licensing fees and network maintenance costs;
•an increase in trustee/director fees and related expenses primarily relating to increased distributions accrued on Trustee’s unit-based compensation, as well as incremental activity and travel in the current year period; and
•a decrease in capitalized general administrative expenses resulting from lower development activity in the current year period, partially offset by;
•a decrease in other general and administrative expenses primarily relating to higher costs associated with the exploration of potential acquisitions, increased travel expenses, and recruiting fees as a result of the additional employees hired in North America and Europe in the prior year period; and
•a decrease in salaries and benefits expense primarily due to higher incentive compensation recorded in the prior year period.

Interest Income

Interest income for the three month period ended December 31, 2023 increased $3.3 million to $4.4 million from $1.1 million in the prior year period. The $3.3 million increase is primarily due to higher interest rates on invested cash in the current year period, and interest income earned from the investment of the net proceeds received from the issuance of the 2029 Debentures on October 12, 2023 that were held in interest bearing investment accounts until the repayment of the 2023 Debentures upon maturity on November 30, 2023.

Interest income for the year ended December 31, 2023 increased $6.1 million to $7.7 million from $1.6 million in the prior year period. The $6.1 million increase is primarily due to higher interest rates on invested cash and higher cash on hand in the current year period, and interest income earned from the investment of the net proceeds received from the issuance of the 2029 Debentures on October 12, 2023 that were held in interest bearing investment accounts until the repayment of the 2023 Debentures upon maturity on November 30, 2023, as previously mentioned.

30 Granite REIT 2023

Interest Expense and Other Financing Costs

Interest expense and other financing costs for the three month period ended December 31, 2023 increased $6.2 million to $22.9 million from $16.7 million in the prior year period. The increase was primarily due to the increase in indebtedness as a result of the issuance of the 2029 Debentures in October 2023, the drawdown of the September 2026 Term Loan (as defined herein) in September 2023, and a decrease in capitalized interest costs relating to lower development activity in the current year period due to the completion of development projects during the first and second quarters of 2023, partially offset by the decrease in interest expense resulting from the repayment of the 2023 Debentures in November 2023.

Interest expense and other financing costs for the year ended December 31, 2023 increased $27.7 million to $78.7 million from $51.0 million in the prior year period. The increase was primarily due to the increase in indebtedness as a result of the drawdown of the 2025 Term Loan (as defined herein) in September 2022, the drawdown of the September 2026 Term Loan in September 2023, the issuance of the 2029 Debentures in October 2023, interest on the secured loan relating to the Houston, Texas property (repaid in June 2023), and a decrease in capitalized interest costs relating to lower development activity in the current year period due to the completion of development projects during the first and second quarters of 2023, partially offset by a decrease relating to lower balances outstanding on the existing unsecured revolving credit facility (the “Credit Facility”) during the current year period, and a decrease in interest expense resulting from the repayment of the 2023 Debentures in November 2023.

As at December 31, 2023, Granite’s weighted average cost of interest-bearing debt was 2.59% (December 31, 2022 - 2.28%) and the weighted average debt term-to-maturity was 3.9 years (December 31, 2022 - 4.1 years).

Foreign Exchange Gains and Losses, Net

Granite recognized net foreign exchange losses of $0.3 million and net foreign exchange gains of $0.8 million in the three months ended December 31, 2023 and 2022, respectively. The $1.1 million increase in net foreign exchange losses is primarily due to the increase in foreign exchange losses from the settlement of foreign exchange collar contracts and the remeasurement of certain monetary assets and liabilities of the Trust that are denominated in US dollars and Euros, partially offset by the decrease in the foreign exchange losses realized on cross currency interest rate swaps in the current year period.

Granite recognized net foreign exchange losses of $1.0 million and net foreign exchange gains of $1.2 million in the years ended December 31, 2023 and 2022, respectively. The $2.2 million increase in net foreign exchange losses is primarily due to the increase in foreign exchange losses from the settlement of foreign exchange collar contracts and the remeasurement of certain monetary assets and liabilities of the Trust that are denominated in US dollars and Euros, partially offset by the decrease in the foreign exchange losses realized on cross currency interest rate swaps in the current year period.

Fair Value Gains and Losses on Investment Properties, Net

Net fair value losses on investment properties were $33.0 million and $229.9 million in the three months ended December 31, 2023 and 2022, respectively. In the three months ended December 31, 2023, net fair value losses of $33.0 million were primarily attributable to the expansion in discount and terminal capitalization rates across selective Granite markets largely due to market conditions, partially offset by fair market rent increases primarily in selective U.S. and European markets.
Granite REIT 2023 31

Net fair value losses on investment properties in the three months ended December 31, 2022 of $229.9 million were primarily attributable to the expansion in discount and terminal capitalization rates across all of Granite’s markets in response to rising interest rates, partially offset by fair market rent increases across the GTA and selective U.S. and European markets.

Net fair value losses on investment properties were $172.7 million and $219.7 million in the years ended December 31, 2023 and 2022, respectively. In the year ended December 31, 2023, net fair value losses of $172.7 million were primarily attributable to the expansion in discount and terminal capitalization rates across all of Granite’s markets in response to rising interest rates and market conditions, partially offset by fair market rent increases across the GTA and selective U.S. and European markets, the renewals of three special purpose properties in Austria and Germany, the lease renewal of one industrial property in Germany, and the appreciation of land values at Granite’s development properties and land held for development in Brantford, Ontario and the stabilization of seven properties under development in the U.S., which were completed and transferred to income-producing properties during 2023.

Net fair value losses on investment properties in the year ended December 31, 2022 were $219.7 million. The fair value losses recorded in the second, third and fourth quarters of 2022 exceeded the fair value gains on investment properties of $490.6 million recognized during the first quarter of 2022, resulting in a net fair value loss on investment properties of $219.7 million in the year ended December 31, 2022.

Fair Value Gains and Losses on Financial Instruments, Net

The net fair value losses on financial instruments for the three month period ended December 31, 2023 were $15.4 million while the net fair value gains on financial instruments for the three month period ended December 31, 2022 were $2.1 million. The net fair value losses on financial instruments for the year ended December 31, 2023 were $17.3 million and the net fair value gains on financial instruments for the year ended December 31, 2022 were $11.4 million.

The net fair value losses on financial instruments for the three months ended December 31, 2023 are related to the fair value losses incurred as a result of the de-designation of the 2023 Cross Currency Interest Rate Swap (as defined herein) (for the period October 12, 2023 to November 30, 2023), the fair value losses on the 2024 Cross Currency Interest Rate Swap (as defined herein), the ineffective hedge portion of the combination of the 2025 Term Loan and the 2025 Interest Rate Swap (as defined herein) and the ineffective hedge portion of the combination of the September 2026 Term Loan and the September 2026 Interest Rate Swap (as defined herein), partially offset by the fair value gains on the foreign exchange collar contracts. The net fair value losses on financial instruments for the year ended December 31, 2023 are related to the fair value losses incurred as a result of the de-designation of the 2023 Cross Currency Interest Rate Swap (from the period October 12, 2023 to November 30, 2023), the fair value losses from the 2024 Cross Currency Interest Rate Swap and the ineffective hedge portion of the combination of the September 2026 Term Loan and September 2026 Interest Rate Swap, partially offset by the net fair value gains on the foreign exchange collar contracts and the fair value gains from the ineffective hedge portion of the combination of the 2025 Term Loan and the 2025 Interest Rate Swap. The Trust partially employed or did not employ hedge accounting for the derivatives and foreign exchange collars, therefore the change in fair value is recognized in fair value (gains) losses on financial instruments, net, in the combined statements of net (loss) income.

32 Granite REIT 2023

The net fair value gains on financial instruments for the three months ended December 31, 2022 are related to the fair value gains from the 2024 Cross Currency Interest Rate Swap and net fair value gains on the foreign exchange collar contracts, partially offset by the fair value loss from the ineffective hedge portion of the combination of the 2025 Term Loan and 2025 Interest Rate Swap. The net fair value gains on financial instruments for the year ended December 31, 2022 are related to the fair value gains from the 2024 Cross Currency Interest Rate Swap, partially offset by the net fair value losses on the foreign exchange collar contracts and fair value losses from the ineffective hedge portion of the combination of the 2025 Term Loan and 2025 Interest Rate Swap. The Trust partially employed or did not employ hedge accounting for the derivatives and foreign exchange collars, therefore the change in fair value is recognized in fair value losses (gains) on financial instruments, net, in the combined statements of net income (loss).

Loss on Sale of Investment Properties

There were no property dispositions during the three month periods ended December 31, 2023 and December 31, 2022.

The loss on sale of investment properties for the year ended December 31, 2023 was $1.5 million and is primarily related to broker commissions and legal advisory costs associated with the disposition of the property in Muncie, United States on March 15, 2023 and the property in Concord, Canada on August 15, 2023. The loss on sale of investment properties for the year ended December 31, 2022 was $0.7 million and was primarily related to broker commissions and legal advisory costs associated with the disposition of the property in Třeboň, Czech Republic on June 9, 2022 and the property in Mirków, Poland on February 18, 2022.

Income Tax Expense (Recovery)

Income tax expense (recovery) is comprised of the following:

Income Tax Expense (Recovery)

	Three Months Ended December 31,			Years Ended December 31,
	2023	2022	$ change	2023	2022	$ change
Foreign operations	$1.8	$2.0	(0.2)	$7.5	$6.7	0.8
Other	(1.7)	(0.5)	(1.2)	(0.8)	0.6	(1.4)
Current tax expense	0.1	1.5	(1.4)	6.7	7.3	(0.6)
Deferred tax expense (recovery)	0.9	(24.4)	25.3	(16.2)	(71.0)	54.8
Income tax expense (recovery)	$1.0	$(22.9)	23.9	$(9.5)	$(63.7)	54.2

For the three months ended December 31, 2023, current tax expense decreased compared to the prior year period primarily due to a higher reversal of tax reserves for periods which have gone statute barred in the current year period and lower tax expense in Netherlands in the current year period relating to nondeductible tax depreciation in the prior year period, partially offset by higher tax expense in Europe due to the impact of the weakening of the Canadian dollar on Euro denominated tax expenses as compared to the prior year period.

For the year ended December 31, 2023, current tax expense decreased compared to the prior year period primarily due to a higher reversal of tax reserves for periods which have gone statute barred in the current year period, partially offset by higher tax expense in Netherlands
Granite REIT 2023 33

relating to nondeductible tax depreciation and the impact of the weakening of the Canadian dollar on Euro denominated tax expenses as compared to the prior year period.

The increase in deferred tax expense for the three months ended December 31, 2023 compared to the prior year period was primarily due to the decrease in fair value losses on investment properties recognized in jurisdictions in which deferred taxes are recorded as compared to the prior year period.

The decrease in deferred tax recovery for the year ended December 31, 2023 compared to the prior year period was primarily due to the decrease in fair value losses on investment properties recognized in jurisdictions in which deferred taxes are recorded as compared to the prior year period.

Net Income (Loss) Attributable to Stapled Unitholders

For the three month period ended December 31, 2023, net income attributable to stapled unitholders was $31.4 million compared to net loss of $126.3 million in the prior year period. The increase in net income attributable to stapled unitholders was primarily due to a $196.9 million decrease in fair value losses on investment properties and a $7.6 million increase in net operating income, partially offset by a $23.9 million increase in income tax expense and a $17.5 million increase in fair value losses on financial instruments. The period-over-period variance is further summarized below:

Q4 2023 vs Q4 2022 Change in Net Income (Loss) Attributable to Stapled Unitholders

34 Granite REIT 2023

For the year ended December 31, 2023, net income attributable to stapled unitholders was $136.7 million compared to $155.8 million in the prior year period. The decrease in net income attributable to stapled unitholders was primarily due to a $54.2 million decrease in income tax recovery, a $27.7 million increase in interest expense and other financing costs and a $28.7 million increase in fair value losses on financial instruments, partially offset by a $54.8 million increase in net operating income and a $47.0 million decrease in fair value losses on investment properties. The period-over-period variance is further summarized below:

Year 2023 vs Year 2022 Change in Net Income Attributable to Stapled Unitholders

Granite REIT 2023 35

Funds From Operations and Adjusted Funds From Operations

The reconciliation of net income (loss) attributable to stapled unitholders to FFO and AFFO for the three months and years ended December 31, 2023 and 2022, respectively, is presented below:

FFO and AFFO Reconciliation

		Three Months Ended December 31,		Years Ended December 31,
		2023	2022	2023	2022
(in millions, except per unit information)
Net income (loss) attributable to stapled unitholders		$31.4	$(126.3)	$136.7	$155.8
Add (deduct):
Fair value losses on investment properties, net		33.0	229.9	172.7	219.7
Fair value losses (gains) on financial instruments, net		15.4	(2.1)	17.3	(11.4)
Loss on sale of investment properties		—	—	1.5	0.7
Deferred tax expense (recovery)		0.9	(24.4)	(16.2)	(71.0)
Fair value remeasurement of the Executive Deferred Stapled Unit Plan		(0.4)	—	3.1	(2.7)
Fair value remeasurement of the Directors Deferred Stapled Unit Plan		0.4	0.1	0.8	(1.8)
Non-controlling interests relating to the above		0.5	—	1.7	—
FFO	[A]	$81.2	$77.2	$317.6	$289.3
Add (deduct):
Maintenance or improvement capital expenditures incurred		(0.9)	(2.7)	(7.7)	(8.6)
Leasing costs		(1.0)	(4.5)	(4.1)	(9.4)
Tenant allowances		(4.1)	(0.2)	(6.5)	(0.6)
Tenant incentive amortization		1.1	0.8	4.4	4.1
Straight-line rent amortization		(3.1)	(3.6)	(16.7)	(10.6)
Non-controlling interests relating to the above		—	—	0.4	—
AFFO	[B]	$73.2	$67.0	$287.4	$264.2

Per unit amounts:
Basic FFO per stapled unit	[A]/[C]	$1.28	$1.21	$4.99	$4.44
Diluted FFO per stapled unit	[A]/[D]	$1.27	$1.20	$4.97	$4.43
Basic AFFO per stapled unit	[B]/[C]	$1.15	$1.05	$4.51	$4.05
Diluted AFFO per stapled unit	[B]/[D]	$1.15	$1.05	$4.50	$4.05
Basic weighted average number of stapled units	[C]	63.6	63.9	63.7	65.2
Diluted weighted average number of stapled units	[D]	63.8	64.1	63.9	65.3

36 Granite REIT 2023

Funds From Operations

FFO for the three month period ended December 31, 2023 was $81.2 million ($1.27 per unit) compared to $77.2 million ($1.20 per unit) in the prior year period. The changes in the FFO components are summarized below:

Q4 2023 vs Q4 2022 Change in FFO
FFO for the year ended December 31, 2023 was $317.6 million ($4.97 per unit) compared to $289.3 million ($4.43 per unit) in the prior year period. The changes in the FFO components are summarized below:

Year 2023 vs Year 2022 Change in FFO

Granite REIT 2023 37

Adjusted Funds From Operations

AFFO for the three month period ended December 31, 2023 was $73.2 million ($1.15 per unit) compared to $67.0 million ($1.05 per unit) in the prior year period. The $6.2 million increase and $0.10 per unit increase in AFFO components are summarized below:

Q4 2023 vs Q4 2022 Change in AFFO
Additional details pertaining to the components of the change in AFFO are as follows:
•the $4.0 million increase in FFO, as noted previously;
•a $3.5 million increase in AFFO primarily from lower leasing costs in the current year period;
•a $1.8 million increase in AFFO from lower maintenance or improvement capital expenditures incurred in the current year period relative to the prior year period; and
•a $0.8 million increase in AFFO from a decrease in tenant incentive and straight-line rent amortization, net of non-controlling interests, primarily due to the expiration of free-rent relating to lease renewals in the United States and Canada and new leases for completed development properties in the United States in the prior year period, partially offset by;
•a $3.9 million decrease in AFFO from an increase in tenant allowances paid in the current year period relative to the prior year period relating primarily to four properties in the United States.

38 Granite REIT 2023

AFFO for the year ended December 31, 2023 was $287.4 million ($4.50 per unit) compared to $264.2 million ($4.05 per unit) in the prior year period. The $23.2 million increase and $0.45 per unit increase in AFFO components are summarized below:

Year 2023 vs Year 2022 Change in AFFO

Additional details pertaining to the components of the change in AFFO are as follows:
•the $28.3 million increase in FFO, as noted previously;
•a $5.3 million increase in AFFO from a decrease in leasing costs compared to the prior year period; and
•a $0.9 million increase in AFFO from lower maintenance or improvement capital expenditures incurred in the current year period relative to the prior year period, partially offset by;
•a $5.9 million decrease in AFFO from an increase in tenant allowances paid in the current year period relative to the prior year period relating primarily to six properties in the United States and a property in Germany; and
•a $5.4 million decrease in AFFO from an increase in tenant incentive and straight-line rent amortization, net of non-controlling interests, primarily due to higher free-rent offered in the current year period relative to the prior year period as a result of new leases relating to completed development properties primarily in the United States.

INVESTMENT PROPERTIES

Granite’s investment properties consist of income-producing properties, properties under development and land held for development. Substantially all of the income-producing properties are for industrial use and can be categorized as (i) distribution/e-commerce, (ii) industrial/warehouse, (iii) flex/office or (iv) special purpose properties designed and built with specialized features and leased primarily to Magna.

The attributes of the income-producing properties are versatile and are based on the needs of the tenant such that an industrial property used by a certain tenant for light or heavy manufacturing can be used by another tenant for other industrial uses after some retrofitting if necessary. Accordingly, the investment property portfolio is substantially for industrial use and, as such, Granite determined that its asset class comprises industrial properties for purposes of
Granite REIT 2023 39

financial reporting. The fair value of the industrial properties, as noted below, is based upon the current tenanting, existing use and attributes of such properties.

Properties under development are comprised of:
i.a 22.0 acre site in Brantford, Ontario where a 0.4 million square foot, build-to-suit, 40’ clear height, state-of-the-art distribution facility was contractually completed in the first quarter of 2024;
ii.a 34.0 acre site in Brantford, Ontario where Granite is currently seeking site plan approval; and
iii.a 101.0 acre site in Houston, Texas where Granite is currently seeking site plan approval for its third phase of development for up to 1.3 million square feet.

Land held for development is comprised of:
i.12.9 acres of development land in West Jefferson, Ohio;
ii.the remaining 36.0 acre parcel of land in Brantford, Ontario, for the development of a multi-phased business park comprising a total of approximately 0.6 million square feet of modern distribution and logistics space upon completion; and
iii.10.1 acres of land in Brant County, Ontario for the development of a 0.2 million square foot modern distribution facility.

Summary attributes of the investment properties as at December 31, 2023 and December 31, 2022 are as follows:

Investment Properties Summary

As at December 31,	2023	2022
(in millions, except as noted)
Investment properties - fair value	$8,808.1	$8,839.6
Income-producing properties	8,641.4	8,486.1
Properties under development	120.9	272.5
Land held for development	45.8	81.0
Overall capitalization rate(1)	5.24%	4.87%

Number of investment properties	143	140
Income-producing properties	137	128
Properties under development	3	8
Land held for development	3	4

Property metrics
GLA, square feet	62.9	59.4
Occupancy, by GLA	95.0%	99.6%
Weighted average lease term in years, by square footage	6.2	5.9
Total number of tenants	120	126
Magna as a percentage of annualized revenue(2)	26%	26%
Magna as a percentage of GLA	19%	20%
(1)    Overall capitalization rate pertains only to income-producing properties.
(2)    Annualized revenue presented is calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months. Annualized revenue excludes revenue from properties classified as assets held for sale.

40 Granite REIT 2023

Assets Held for Sale(1)

As at December 31,	2023	2022
(in millions, except as noted)
Assets held for sale
Fair value	$—	$41.2
Number of properties	—	2
GLA, square feet	—	0.3
Magna as a percentage of GLA	—%	—%
Annualized revenue	$—	$1.6
(1)    Assets held for sale are excluded from investment properties and related property metrics. There were no assets classified as held for sale as at December 31, 2023. Two such assets that were held for sale as at December 31, 2022 were excluded from investment properties and related property metrics as at December 31, 2022 throughout this MD&A.

Granite has a high-quality global portfolio of large-scale properties strategically located in Canada, the United States and Europe. The fair value of the investment properties by country as at December 31, 2023 and December 31, 2022 was as follows:

Fair Value of Investment Properties by Geography(1)

December 31, 2023	December 31, 2022
(1)    Number of properties denoted in parentheses.

Granite REIT 2023 41

The change in the fair value of investment properties by geography during the year ended December 31, 2023 was as follows:

Change in Fair Value of Investment Properties by Geography

	January 1, 2023	Acquisitions	Capital and leasing expenditures	Developments and expansion	Transfers (1)	Other	Fair value gains (losses)	Foreign exchange	December 31, 2023
Income-Producing Properties
Canada	$1,833.3	$—	$1.5	$10.3	$—	$1.4	$23.5	$—	$1,870.0
USA	4,489.9	107.1	16.5	26.1	289.0	15.9	(255.4)	(114.0)	4,575.1
Austria	760.0	—	0.3	—	—	(4.2)	56.1	6.8	819.0
Germany	588.8	—	0.6	—	—	(0.4)	18.0	5.3	612.3
Netherlands	814.1	—	1.6	0.2	—	(0.2)	(58.4)	7.7	765.0
	8,486.1	107.1	20.5	36.6	289.0	12.5	(216.2)	(94.2)	8,641.4
Properties Under Development
USA	250.0	—	—	17.4	(271.8)	—	22.9	(1.8)	16.7
Canada	22.5	—	—	45.3	32.8	—	3.6	—	104.2
	272.5	—	—	62.7	(239.0)	—	26.5	(1.8)	120.9
Land Held for Development
Canada	63.0	—	—	1.0	(32.8)	(0.1)	13.4	—	44.5
USA	18.0	—	—	0.5	(17.2)	—	—	—	1.3
	81.0	—	—	1.5	(50.0)	(0.1)	13.4	—	45.8
Total	$8,839.6	$107.1	$20.5	$100.8	$—	$12.4	$(176.3)	$(96.0)	$8,808.1
(1)    The transfers are primarily related to the reclassifications of seven completed properties under development to income-producing properties in the United States during the first and second quarters of 2023, and the reclassification of two parcels of land held for development to properties under development in Canada and the United States during the second and third quarters of 2023.

During the year ended December 31, 2023, the fair value of investment properties decreased by $31.5 million primarily due to:
•net fair value losses of $176.3 million, which were primarily attributable to the expansion in discount and terminal capitalization rates across all of Granite’s markets in response to rising interest rates, partially offset by fair market rent increases across the GTA and selective U.S. and European markets, the lease renewals of three special purpose properties in Austria and Germany, the lease renewal of one industrial property in Germany, and the appreciation of land values at Granite’s development properties and land held for development in Brantford, Ontario and the stabilization of seven properties under development in the U.S., which were completed and transferred to income-producing properties during 2023; and
•foreign exchange losses of $96.0 million primarily resulting from the relative strengthening of the Canadian dollar against the the US dollar, partially offset by;
•the acquisitions of two income-producing properties in the United States for $106.9 million, excluding associated transaction costs in the first quarter of 2023 (see “SIGNIFICANT MATTERS - Property Acquisitions”); and
•additions of $100.8 million primarily relating to one property under development in the United States and two properties under development in Canada, two expansion projects in Canada and Netherlands, a completed expansion project in the United States during the first quarter of 2023, and seven properties under development completed and reclassified to income-producing properties in the United States during the first and second quarters of 2023 (see “SIGNIFICANT MATTERS - Construction, Development and Property Commitments”).

42 Granite REIT 2023

Fair values were primarily determined by using a 10-year cash flow and subsequent reversionary value discounted back to present value. The valuation metrics utilized to derive Granite’s investment property valuations are determined by management. Granite does not value its investment properties based on models prepared by external appraisers but uses such external appraisals as data points, alongside other external market information for management to arrive at its own conclusions on values. Granite receives valuation assumptions from external appraisers such as discount rates, terminal capitalization rates and market rental rates, however, the Trust also considers its knowledge of historical renewal experiences with its tenants, its understanding of certain specialized aspects of Granite’s portfolio and tenant profile, and its knowledge of the current condition of the properties to determine proprietary market leasing assumptions, including lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the year ended December 31, 2023. The key valuation metrics for Granite’s investment properties including the discount and terminal capitalization rates by jurisdiction are summarized in note 4 to the audited combined financial statements for the year ended December 31, 2023. In addition, valuation metrics for Granite’s income-producing properties by asset category and region as at December 31, 2023 and December 31, 2022 were as follows:

Valuation Metrics by Asset Category

	Distribution/ E-Commerce		Industrial/Warehouse		Special purpose properties		Flex/ Office		Total
As at December 31,	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Overall capitalization rate(1)(2)	5.01%	4.60%	4.56%	4.04%	7.00%	7.11%	5.92%	5.50%	5.24%	4.87%
Terminal capitalization rate(1)	5.97%	5.47%	5.92%	5.61%	6.62%	6.56%	7.17%	7.01%	6.07%	5.66%
Discount rate(1)	6.86%	6.21%	7.09%	6.73%	7.88%	7.75%	8.28%	8.01%	7.05%	6.50%

Valuation Metrics by Region

As at December 31, 2023	Canada	USA	Austria	Germany	Nether-lands	Total
Income-producing property fair value	$1,870.0	$4,575.1	$819.0	$612.3	$765.0	$8,641.4
Overall capitalization rate (1)(2)	3.87%	5.24%	8.17%	5.71%	5.09%	5.24%

As at December 31, 2022	Canada	USA	Austria	Germany	Nether-lands	Total
Income-producing property fair value	$1,833.3	$4,489.9	$760.0	$588.8	$814.1	$8,486.1
Overall capitalization rate (1)(2)	3.51%	4.84%	8.15%	5.63%	4.53%	4.87%
(1)    Weighted based on income-producing property fair value.
(2)     Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

Granite REIT 2023 43

A sensitivity analysis of the fair value of income-producing properties to changes in the overall capitalization rate, terminal capitalization rate and discount rate at December 31, 2023 is presented below:

Sensitivity Analysis of Fair Value of Income-Producing Properties

Rate sensitivity	Overall capitalization rate	Terminal capitalization rate	Discount rate
+50 bps	7,830.0	8,235.9	8,322.3
+25 bps	8,213.7	8,430.2	8,479.9
Base rate	$8,641.4	$8,641.4	$8,641.4
-25 bps	9,122.4	8,871.5	8,806.7
-50 bps	9,669.8	9,123.5	8,976.0

Capital Expenditures and Leasing Costs

Capital expenditures relate to sustaining the existing earnings capacity of the property portfolio. Capital expenditures can include expansion or development expenditures and maintenance or improvement expenditures. Expansion or development capital expenditures are discretionary in nature and are incurred to generate new revenue streams and/or increase the productivity of a property. Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of a property. Leasing costs include direct leasing costs and lease incentives. Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces and/or cash allowances provided to tenants for leasehold improvement costs.

44 Granite REIT 2023

Included in total capital expenditure and leasing cost additions to investment properties are items which relate to the completion or lease up of recently acquired or developed properties. Such items are excluded from Granite’s calculation of AFFO. A reconciliation of total capital and leasing cost additions to investment properties to those included in AFFO for the three months and years ended December 31, 2023 and 2022 is below:

Maintenance Capital Expenditures and Leasing Costs

	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
Additions to investment properties:
Leasing costs	$1.2	$4.5	$5.1	$10.0
Tenant improvements (1)	4.1	0.2	6.9	0.6
Maintenance capital expenditures	1.6	2.8	8.4	9.7
Other capital expenditures	(3.4)	16.3	36.7	43.9
	$3.5	$23.8	$57.1	$64.2
Less:
Leasing costs and tenant improvements related to acquisition activities	—	—	0.1	(0.4)
Leasing costs and tenant improvements related to development activities	(0.2)	—	(1.5)	(0.2)
Capital expenditures related to expansions and developments	3.4	(16.3)	(36.7)	(43.9)
Capital expenditures related to property acquisitions	(0.7)	(0.1)	(0.7)	(1.1)
Capital expenditures and leasing costs included in AFFO	$6.0	$7.4	$18.3	$18.6
(1)     Tenant improvements include tenant allowances and landlord’s work.

The capital expenditures and leasing costs incurred by quarter for the trailing eight quarters were as follows:

Capital Expenditures and Leasing Costs - Trailing Eight Quarters

		Q4 '23	Q3 '23	Q2 '23	Q1 '23	Q4 '22	Q3 '22	Q2 '22	Q1 '22
Total capital expenditures incurred		$(1.8)	$8.7	$18.6	$19.6	$19.1	$21.9	$9.2	$3.4
Total leasing costs and tenant improvements incurred		5.3	2.7	3.0	1.0	4.7	2.4	1.5	2.0
Total incurred	[A]	$3.5	$11.4	$21.6	$20.6	$23.8	$24.3	$10.7	$5.4
Less: Capital expenditures, leasing costs and tenant improvements related to acquisitions and developments		2.5	(4.7)	(17.1)	(19.5)	(16.4)	(17.7)	(9.2)	(2.3)

Capital expenditures and leasing costs included in AFFO	[B]	$6.0	$6.7	$4.5	$1.1	$7.4	$6.6	$1.5	$3.1

GLA, square feet	[C]	62.9	62.9	62.9	62.1	59.4	58.8	57.0	55.9
$ total incurred per square foot	[A]/[C]	$0.06	$0.18	$0.34	$0.33	$0.40	$0.41	$0.19	$0.10
$ capital expenditures and leasing costs included in AFFO per square foot	[B]/[C]	$0.10	$0.11	$0.07	$0.02	$0.12	$0.11	$0.03	$0.06

Granite REIT 2023 45

Development and Expansion Projects

The attributes of Granite’s properties under development and expansion projects as at December 31, 2023 were as follows:

Development and Expansion Projects

	Land acreage (in acres)	Expected sq ft of construction (in millions)	Start date of construction	Target completion date	Actual construction costs as at December 31, 2023	Expected total construction cost(1)	Cost of Land	Total Expected Cost	Year-One Stabilized Yield (2)
As at December 31, 2023
Properties under development
4 Bowery Rd., Brantford, ON	22.3	0.4	Q2 2022	Q1 2024	50.3	69.1	15.4	84.5	6.8%
12 Wright St., Brantford, ON	33.9	0.7	Q2 2023	TBD	3.3	5.9	26.1	32.0	N/A
Houston, TX (Phase III)	101.5	1.3	Q3 2023	TBD	0.5	3.4	16.3	19.7	N/A
Expansion projects
555 Beck Cres., Ajax, ON	7.6	0.1	Q1 2023	Q2 2024	10.7	14.9	—	14.9	5.6%
Oude Graaf 15, Weert	9.0	0.1	Q4 2023	Q3 2024	0.2	6.1	—	6.1	8.7%
	174.3	2.6			$65.0	$99.4	$57.8	$157.2	6.7%
(1)    Construction cost excludes cost of land.
(2)    Yield based on total cost including land.

During the fourth quarter of 2023, construction continued at Granite’s approximately 410,000 square foot, 40’ clear height, state-of-the-art modern distribution facility in Brantford, Ontario. The build-to-suit facility, being constructed for a global chocolate producer, was contractually completed in the first quarter of 2024 and the lease commenced with an approximate 19-year term.

Granite continues to advance the site plan approval processes for a second phase of its site in Brantford, Ontario and for the third phase of development at its site in Houston, Texas.

During the fourth quarter of 2023, construction continued at Granite’s speculative expansion of 555 Beck Crescent in Ajax, ON. The approximately 50,000 square foot, 32’ clear height expansion is expected to complete in the second quarter of 2024. Subsequent to quarter end, Granite signed a lease for approximately 30,000 square feet of the expansion for a 10-year term with annual escalations.

Granite has signed an agreement with its tenant at Oude Graaf 15, Weert in Netherlands to expand the existing logistics building. In the fourth quarter of 2023, Granite received the building permit to expand the building by approximately 52,000 square feet. As part of the agreement, the tenant has committed to a new 10-year term for the entire (expanded) building from the date of completion of the expansion, which is estimated to occur in the third quarter of 2024.

Leasing Profile

Magna, Granite’s Largest Tenant

At December 31, 2023, Magna International Inc. or one of its operating subsidiaries was the tenant at 27 (December 31, 2022 - 27) of Granite’s income-producing properties and
46 Granite REIT 2023

comprised 26% (December 31, 2022 - 26%) of Granite’s annualized revenue and 19% (December 31, 2022 - 20%) of Granite’s GLA.

On February 1, 2023, the leases at Granite’s properties in Graz, Austria (the “Graz Facilities”), comprising approximately 5.0 million square feet, were contractually extended for ten years to January 31, 2034. On February 1, 2024 the annual rent for the Graz Facilities for the initial five years of the extension will escalate by the increase in the consumer price index (“CPI”) for the 60 month period preceding that date, to a maximum of ten percent. Upon the release of CPI for January 2024, it was confirmed that the annual rent for the Graz Facilities has been increased by the maximum of 10%.

According to its public disclosures, Magna International Inc. has a credit rating of A3 with a stable outlook by Moody’s Investor Service, Inc. (“Moody’s”), A(low) credit rating with a stable outlook confirmed on June 29, 2023 by DBRS and A- credit rating with a stable outlook by Standard & Poor’s. Magna is a global mobility technology company with complete vehicle engineering and contract manufacturing expertise. Magna’s product capabilities include body, chassis, exteriors, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems.

Granite’s relationship with Magna is an arm’s length landlord and tenant relationship governed by the terms of Granite’s leases. Granite’s properties are generally leased to operating subsidiaries of Magna International Inc. and are not guaranteed by the parent company; however, Magna International Inc. is the tenant under certain of Granite’s leases. The terms of the lease arrangements with Magna generally provide for the following:
•the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;
•rent escalations based on either fixed-rate steps or inflation;
•renewal options tied to market rental rates or inflation;
•environmental indemnities from the tenant; and
•a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in Granite’s leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may or may not renew leases for facilities currently under lease at their expiries.

Other Tenants

In addition to Magna, at December 31, 2023, Granite had 119 other tenants from various industries that in aggregate comprised 74% of the Trust’s annualized revenue. Each of these tenants accounted for less than 5% of the Trust’s annualized revenue as at December 31, 2023.
Granite REIT 2023 47

Granite’s top 10 tenants by annualized revenue at December 31, 2023 are summarized in the table below:

Top 10 Tenants Summary

Tenant	Annualized Revenue %	GLA %	WALT (years)(3)	Credit Rating(1)(2)
Magna	25.6%	19.3%	7.4	A-
Amazon	4.1%	3.9%	15.2	AA
Mars Petcare US	2.7%	3.5%	6.6	NR
True Value Company	2.2%	2.2%	17.2	NR
ADESA	1.8%	0.3%	5.6	CCC+
Restoration Hardware	1.7%	1.9%	4.3	B1
Light Mobility Solutions GmbH	1.7%	1.3%	11.9	NR
Hanon Systems	1.6%	0.7%	6.0	AA-
Ceva Logistics US Inc.	1.6%	1.6%	1.0	B1
Samsung Electronics America	1.5%	1.2%	2.8	AA-
Top 10 Tenants	44.5%	35.9%	8.1
(1)    Credit rating is quoted on the Standard & Poor’s rating scale or equivalent where publicly available. NR refers to Not Rated.
(2)    The credit rating indicated may, in some instances, apply to an affiliated company of Granite’s tenant which may not be the guarantor of the lease.
(3)    Weighted average lease term-to-maturity.
48 Granite REIT 2023

Lease Expiration

As at December 31, 2023, Granite’s portfolio had a weighted average lease term by square footage of 6.2 years (December 31, 2022 - 5.9 years) with lease expiries by GLA (in thousands of square feet) and any lease renewals committed adjusted accordingly, lease count and annualized revenue (calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months, in millions) as set out in the table below:

Lease Maturity Summary

				Vacancies	2024		2025		2026		2027		2028		2029		2030 and Beyond
Country	Total GLA	Total Lease Count	Total Annualized Revenue $	Sq Ft	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $
Canada	6,546	33	69.7	74	569	5.7	1,450	12.0	573	6.0	529	6.7	459	7.8	288	2.5	2,604	29.0
Canada-committed (1)	—	—	—	—	(499)	(4.7)	—	—	—	—	—	—	—	—	499	4.7	—	—
Canada - net	6,546	33	69.7	74	70	1.0	1,450	12.0	573	6.0	529	6.7	459	7.8	787	7.2	2,604	29.0
United States	38,821	79	227.5	3,045	3,476	20.1	2,840	15.2	3,279	23.6	2,007	10.9	6,875	38.7	3,508	26.7	13,791	92.3
United States-committed (1)	—	—	—	—	(1,148)	(6.5)	—	—	—	—	—	—	—	—	1,148	6.5	—	—
United States - net	38,821	79	227.5	3,045	2,328	13.6	2,840	15.2	3,279	23.6	2,007	10.9	6,875	38.7	4,656	33.2	13,791	92.3
Austria	7,472	9	61.6	—	5,349	37.5	—	—	389	3.0	802	10.4	807	9.3	—	—	125	1.4
Austria-committed (1)	—	—	—	—	(5,349)	(37.5)	—	—	—	—	—	—	—	—	392	4.2	4,957	33.3
Austria-net	7,472	9	61.6	—	—	—	—	—	389	3.0	802	10.4	807	9.3	392	4.2	5,082	34.7
Germany	4,666	15	36.4	—	308	2.3	316	2.6	1,020	6.2	290	2.1	335	2.6	—	—	2,397	20.6
Germany-committed (1)	—	—	—	—	(308)	(2.3)	—	—	—	—	—	—	—	—	308	2.3	—	—
Germany-net	4,666	15	36.4	—	—	—	316	2.6	1,020	6.2	290	2.1	335	2.6	308	2.3	2,397	20.6
Netherlands	5,367	22	42.3	52	144	2.1	629	5.5	355	1.8	1,125	8.1	314	3.1	500	3.3	2,248	18.4
Netherlands - committed (1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Netherlands - net	5,367	22	42.3	52	144	2.1	629	5.5	355	1.8	1,125	8.1	314	3.1	500	3.3	2,248	18.4
Total	62,872	158	437.5	3,171	9,846	67.7	5,235	35.3	5,616	40.6	4,753	38.2	8,790	61.5	4,296	32.5	21,165	161.7
Total-committed (1)	—	—	—	—	(7,304)	(51.0)	—	—	—	—	—	—	—	—	2,347	17.7	4,957	33.3
As at December 31, 2023	62,872	158	437.5	3,171	2,542	16.7	5,235	35.3	5,616	40.6	4,753	38.2	8,790	61.5	6,643	50.2	26,122	195.0
% of portfolio as at December 31, 2023:
* by sq ft (in %)	100.0			5.0	4.0		8.3		8.9		7.6		14.0		10.6		41.6
* by Annualized Revenue (in %)			100.0			3.8		8.1		9.3		8.7		14.1		11.5		44.5
(1) Committed vacancies represent leases signed during the current period but not occupied until after period end.

Granite REIT 2023 49

Occupancy Roll Forward

The tables below provide a summary of occupancy changes during the three months and year ended December 31, 2023.

Occupancy Roll Forward for Q4 2023

	Three Months Ended December 31, 2023
(in thousands, sq ft, except as noted)	Canada	USA	Austria	Germany	Netherlands	Total
Total portfolio size, Oct 1, 2023	6,546	38,821	7,472	4,666	5,367	62,872
Vacancy, Oct 1, 2023	(75)	(2,590)	—	—	(72)	(2,737)
Occupancy, Oct 1, 2023	6,471	36,231	7,472	4,666	5,295	60,135
Occupancy %, Oct 1, 2023	98.9%	93.3%	100.0%	100.0%	98.7%	95.6%
Expiries	(264)	(2,303)	—	(1,136)	(387)	(4,090)
Surrenders and early terminations	—	(148)	—	—	(1)	(149)
Renewals	264	1,995	—	1,136	385	3,780
New Leases	—	—	—	—	23	23
Occupancy, December 31, 2023	6,471	35,775	7,472	4,666	5,315	59,699
Total portfolio size, December 31, 2023	6,546	38,821	7,472	4,666	5,367	62,872
Occupancy %, December 31, 2023	98.9%	92.2%	100.0%	100.0%	99.0%	95.0%

Occupancy Roll Forward for Year 2023

	Year Ended December 31, 2023
(in thousands, sq ft, except as noted)	Canada	USA	Austria	Germany	Netherlands	Total
Total portfolio size, Jan 1, 2023	6,544	35,400	7,472	4,640	5,367	59,423
Vacancy, Jan 1, 2023	(73)	(90)	—	—	(48)	(211)
Occupancy, Jan 1, 2023	6,471	35,310	7,472	4,640	5,319	59,212
Occupancy %, Jan 1, 2023	98.9%	99.7%	100.0%	100.0%	99.1%	99.6%
Acquired occupancy, net	—	1,005	—	—	—	1,005
Acquired vacancy, net	—	(1,005)	—	—	—	(1,005)
Completed developments	—	2,087	—	—	—	2,087
Completed expansions	—	329	—	—	—	329
Remeasurement	2	—	—	26	—	28
Development vacancy	—	(478)	—	—	—	(478)
Expiries	(382)	(6,441)	(125)	(2,334)	(569)	(9,851)
Surrenders and early terminations	—	(148)	—	—	(5)	(153)
Renewals	380	5,072	125	2,334	532	8,443
New Leases	—	44	—	—	38	82
Occupancy, December 31, 2023	6,471	35,775	7,472	4,666	5,315	59,699
Total portfolio size, December 31, 2023	6,546	38,821	7,472	4,666	5,367	62,872
Occupancy %, December 31, 2023	98.9%	92.2%	100.0%	100.0%	99.0%	95.0%

50 Granite REIT 2023

New and Renewal Lease Spreads

The following table summarizes rental rate spreads achieved on new and renewal leasing during the three months and year ended December 31, 2023.

New and Renewal Lease Spreads

	Three Months Ended December 31, 2023		Year Ended December 31, 2023
	Sq Ft (in thousands)	Rental Rate Spread(1)	Sq Ft (in thousands)	Rental Rate Spread(1)(2)
Canada	264	176%	380	184%
United States	1,995	15%	5,072	20%
Austria	—	—%	125	9%
Germany	1,136	9%	2,334	6%
Netherlands	385	15%	532	12%
Total	3,780	24%	8,443	22%
(1)     Rental rate spread (%) is calculated as the difference in renewal rent over expiring rent.
(2)     Excludes new leasing activity of approximately 44,000 square feet in the US and 15,000 square feet in Netherlands that were previously vacant for an extended period.

The leasing activity in Canada for the three months ended December 31, 2023 represents two lease renewals in the GTA. The leasing activity in the United States for the three months ended December 31, 2023 represents three lease renewals. The leasing activity in Germany for the three months ended December 31, 2023 represents three lease renewals. The leasing activity in Netherlands for the three months ended December 31, 2023 represents five lease renewals, including four renewals completed at Granite’s property in Utrecht.

The leasing activity in Canada for the year ended December 31, 2023 represents three lease renewals in the GTA. The leasing activity in the United States for the year ended December 31, 2023 represents twelve lease renewals including one fixed rate renewal. The leasing activity in Austria for the year ended December 31, 2023 represents an early termination and new lease with an existing tenant. The leasing activity in Germany for the year ended December 31, 2023 represents six lease renewals, including one fixed rate renewal. The leasing activity in Netherlands for the year ended December 31, 2023 represents sixteen lease renewals, including fifteen renewals completed at Granite’s property in Utrecht.

Granite REIT 2023 51

In-Place Rental Rates

The following table summarizes the weighted average in-place rent by region:

Weighted Average In-Place Rent (Per Sq Ft)(1)(2)
	December 31, 2023	September 30, 2023	December 31, 2022	WALT (years)(3)
Canada	$10.77	$10.29	$9.66	6.0
United States	$4.82	$4.73	$4.50	6.4
Austria	€5.64	€5.64	€5.61	8.2
Germany	€5.34	€5.31	€5.17	6.4
Netherlands	€5.44	€5.34	€5.15	5.3
(1)     Amounts shown in local currency.
(2)     Weighted average in-place rent is calculated as the weighted average contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months, divided by the total occupied area.
(3)     Weighted average lease term-to-maturity as at December 31, 2023.

As at December 31, 2023, the weighted average in-place rental rates increased in all regions when compared with the rates noted in September 30, 2023 and December 31, 2022. The increases in Canada, the United States, Austria, Germany and Netherlands are driven by lease renewals, new leasing at Granite’s completed developments, and fixed contractual and consumer price index rent escalations, capturing strong positive rental rate spreads in all regions.

52 Granite REIT 2023

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Granite has various sources of available liquidity including cash, cash equivalents and the unused portion of its Credit Facility that aggregated to $1,113.2 million as at December 31, 2023 compared to $1,131.6 million at December 31, 2022, as summarized below:

Sources of Available Liquidity

As at December 31,	2023	2022
Cash and cash equivalents	$116.1	$135.1
Unused portion of Credit Facility	997.1	996.5
Available liquidity (1)	$1,113.2	$1,131.6
Additional sources of liquidity:
Assets held for sale(2)	$—	$41.2
Unencumbered assets(3)	$8,808.1	$8,754.6
(1)    Represents a non-IFRS performance measure. For definitions of Granite’s non-IFRS performance measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)    Two income-producing properties located in Canada and the United States were classified as assets held for sale on the audited combined financial statements at December 31, 2022.
(3)    Unencumbered assets represent the carrying value of investment properties (excluding any assets held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its Credit Facility, term loan agreements and trust indentures.

Granite intends to use its available liquidity to fund potential acquisitions of properties, to finance or refinance expenditures associated with Eligible Green Projects (as described in the Granite Green Bond Framework, which is available on Granite’s website), for commitments under existing development and expansion projects, to refinance or repay its unsecured current debt maturities, and for general trust purposes.

Management believes that the Trust’s cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as to pay distributions. Granite expects to fund its ongoing operations and future growth through the use of (i) existing cash and cash equivalents, (ii) cash flows from operating activities, (iii) cash flows from asset sales, (iv) financing available from the Credit Facility, (v) the issuance of unsecured debentures or equity, subject to market conditions and/or, if necessary, (vi) financing that may be obtained on its unencumbered assets.

Granite REIT 2023 53

Cash Flow Components

Components of the Trust’s cash flows were as follows:

Cash Flow Components Summary

	Three Months Ended December 31,			Years Ended December 31,
	2023	2022	$ change	2023	2022	$ change

Cash and cash equivalents, beginning of period	$158.3	$274.3	(116.0)	$135.1	$402.5	(267.4)
Cash provided by operating activities	76.0	65.5	10.5	313.1	277.5	35.6
Cash used in investing activities	(18.2)	(90.9)	72.7	(128.1)	(766.6)	638.5
Cash (used in) provided by financing activities	(99.1)	(113.2)	14.1	(203.1)	214.6	(417.7)
Effect of exchange rate changes on cash and cash equivalents	(0.9)	(0.6)	(0.3)	(0.9)	7.1	(8.0)
Cash and cash equivalents, end of period	$116.1	$135.1	(19.0)	$116.1	$135.1	(19.0)

Operating Activities

During the three month period ended December 31, 2023, operating activities generated cash of $76.0 million compared to $65.5 million in the prior year period. The increase of $10.5 million was due to various factors as noted in the “RESULTS OF OPERATIONS” section including, among others, the following:
•an increase in net operating income - cash basis of $8.4 million;
•a decrease of $1.2 million in income taxes paid,
•an increase of $3.3 million in interest income primarily due to higher interest rates on invested cash in the current year period, and interest income earned from the investment of the net proceeds received from the issuance of the 2029 Debentures on October 12, 2023 that were held in interest bearing investment accounts until the repayment of the 2023 Debentures upon maturity on November 30, 2023; and
•a decrease of $1.6 million from cash used in working capital changes primarily due to timing of payments and receipts, partially offset by;
•an increase of $2.6 million in interest paid as a result of higher debt balances as a result of the issuance of the 2029 Debentures on October 12, 2023 and an increase in the weighted average cost of debt in the current year period, partially offset by the repayment of the 2023 Debentures on November 30, 2023;
•an increase of $1.1 million in foreign exchange losses; and
•an increase of $0.3 million in general and administrative expenses, excluding the impact of unit-based compensation.

During the year ended December 31, 2023, operating activities generated cash of $313.1 million compared to $277.5 million in the prior year period. The increase of $35.6 million was due to various factors as noted in the “RESULTS OF OPERATIONS” section including, among others, the following:
•an increase in net operating income - cash basis of $49.0 million;
•a decrease of $9.8 million in income taxes paid; and
54 Granite REIT 2023

•an increase of $6.1 million in interest income due to higher interest rates on invested cash and higher cash on hand in the current year period, and interest income earned from the investment of the net proceeds received from the issuance of the 2029 Debentures on October 12, 2023 that were held in interest bearing investment accounts until the repayment of the 2023 Debentures upon maturity on November 30, 2023, partially offset by;
•an increase of $4.6 million from cash used in working capital changes primarily due to timing of payments and receipts;
•an increase of $20.0 million in interest paid as a result of higher debt balances as a result of the drawdown of the September 2026 Term Loan on September 7, 2023, the issuance of the 2029 Debentures on October 12, 2023, and an increase in the weighted average cost of debt in the current year period, partially offset by the repayment of the 2023 Debentures on November 30, 2023;
•an increase of $1.5 million in general and administrative expenses, excluding the impact of unit-based compensation; and
•an increase of $2.2 million in foreign exchange losses.

Investing Activities

Investing activities for the three month period ended December 31, 2023 used cash of $18.2 million and primarily related to the following:
•additions to properties under development paid of $13.2 million, primarily attributable to Granite’s ongoing development projects in the United States and Canada;
•tenant allowances paid of $3.9 million primarily relating to tenant improvement activity for properties in the United States; and
•leasing commissions paid of $2.4 million largely relating to leasing activity for properties in the United States.

Investing activities for the three month period ended December 31, 2022 used cash of $90.9 million and primarily related to the following:
•additions to properties under development paid of $47.2 million, primarily attributable to Granite’s ongoing development projects in the United States and Canada;
•loan advances made of $12.9 million to the developer of two industrial properties being constructed in Indiana;
•additions to income-producing properties paid of $20.5 million primarily attributable to ongoing maintenance and expansion capital in Canada and the United States;
•the final settlements relating to previously completed acquisitions in 2022 of $6.0 million; and
•leasing commissions paid of $3.2 million largely relating to leasing activity for properties in the United States.

Investing activities for the year ended December 31, 2023 used cash of $128.1 million and primarily related to the following:
•the acquisitions of two income-producing properties in the United States and the settlement of other acquisition related liabilities for $102.8 million (see “SIGNIFICANT MATTERS - Property Acquisitions”);
Granite REIT 2023 55

•additions to properties under development paid of $71.1 million, primarily attributable to Granite’s development projects in the United States and Canada;
•additions to income-producing properties paid of $59.8 million primarily attributable to ongoing maintenance and expansion capital in Canada, the United States and Europe;
•leasing commissions paid of $6.0 million largely relating to leasing activity for properties in the United States; and
•tenant allowances paid of $6.0 million primarily related to tenant improvement activity for properties in the United States, partially offset by;
•loan repayment received of $69.3 million in conjunction with the closing of the acquisitions of two industrial properties in the United States; and
•net proceeds of $43.8 million received from the dispositions of two income-producing properties in the United States and Canada (see “SIGNIFICANT MATTERS - Dispositions”).

Investing activities for the year ended December 31, 2022 used cash of $766.6 million and primarily related to the following:
•the acquisitions of eight income-producing properties, one property under development and a parcel of development land in Germany, the United States, Canada and Netherlands and the settlement of other acquisition related liabilities for $492.7 million;
•additions to properties under development paid of $212.2 million, primarily attributable to Granite’s development projects in the United States, Canada and Germany;
•additions to income-producing properties paid of $54.9 million primarily attributable to ongoing maintenance and expansion capital in Canada and the United States; and
•loan advances made of $55.8 million to the developer of two industrial properties being constructed in Indiana, partially offset by;
•net proceeds of $63.9 million received from the dispositions of two income-producing properties and a piece of land held for development in Poland and the Czech Republic.

Financing Activities

Cash used in financing activities for the three month period ended December 31, 2023 of $99.1 million largely comprised of $50.9 million of monthly distribution payment, $400.0 million used for the redemption of the 2023 Debentures and the settlement of the related 2023 Cross Currency interest Rate Swap of $18.5 million and $27.0 million used for the repurchase of stapled units under the NCIB (as defined herein), partially offset by $397.5 million of net proceeds received from the 2029 Debentures issued on October 12, 2023.
Cash used in financing activities for the three month period ended December 31, 2022 of $113.2 million largely comprised of $49.7 million of monthly distribution payments and $69.1 million used for the repurchase of stapled units under the NCIB, partially offset by $5.8 million of proceeds from the secured construction loan relating to a development project in the United States.

56 Granite REIT 2023

Cash used in financing activities for the year ended December 31, 2023 of $203.1 million largely comprised of $203.9 million of monthly distribution payments, $50.6 million relating to the full repayment of the secured construction loan, net of advances, $91.3 million used for the full repayment of the Credit Facility, $400.0 million used for the redemption of the 2023 Debentures, $18.5 million used for the settlement of the related 2023 Cross Currency interest Rate Swap, and $27.0 million used for the repurchase of stapled units under the NCIB, partially offset by $102.1 million of net proceeds received from the full drawdown of the September 2026 Term Loan, $90.2 million of draws on the Credit Facility, and $397.5 million of net proceeds received from the 2029 Debentures issued on October 12, 2023.

Cash provided by financing activities for the year ended December 31, 2022 of $214.6 million largely comprised of $254.8 million of draws on the Credit Facility, $48.4 million of proceeds from the secured construction loan relating to a development project in the United States, $13.1 million of net proceeds received from the issuance of stapled units under the ATM Program (as defined herein), and $527.4 million of net proceeds from the full drawdown of the 2025 Term Loan, partially offset by $202.3 million of monthly distribution payments, $155.5 million used for the repurchase of stapled units under the NCIB, $6.6 million associated with the settlement of the 2028 Cross Currency Interest Rate Swap (as defined herein), and $264.1 million used for the repayment of the Credit Facility.
Granite REIT 2023 57

Debt Structure

Granite’s debt structure and key debt metrics as at December 31, 2023 and December 31, 2022 were as follows:

Summary Debt Structure and Debt Metrics

As at December 31,		2023	2022
Unsecured debt, net		$3,066.0	$2,983.6
Derivatives, net (4)		(100.8)	(138.4)
Lease obligations		33.2	33.7
Total unsecured debt	[A]	$2,998.4	$2,878.9
Secured debt		—	51.4
Total debt (1)(4)	[B]	$2,998.4	$2,930.3
Less: cash and cash equivalents		116.1	135.1
Net debt(1)(4)	[C]	$2,882.3	$2,795.2

Investment properties	[D]	$8,808.1	$8,839.6

Unencumbered Assets(5)	[E]	$8,808.1	$8,754.6
		100.0%
Trailing 12-month adjusted EBITDA(1)	[F]	$392.6	$352.1
Interest expense		$78.7	$51.0
Interest income		(7.7)	(1.6)
Trailing 12-month interest expense, net	[G]	$71.0	$49.4

Debt metrics
Leverage ratio(2)	[B]/[D]	34%	33%
Net leverage ratio(2)	[C]/[D]	33%	32%
Interest coverage ratio(2)	[F]/[G]	5.5x	7.1x
Unencumbered asset coverage ratio(2)	[E]/[A]	2.9x	3.0x
Indebtedness ratio(2)	[B]/[F]	7.6x	8.3x
Weighted average cost of debt(3)		2.59%	2.28%
Weighted average debt term-to-maturity, in years(3)		3.9	4.1
Ratings and outlook
DBRS		BBB (high) stable	BBB (high) stable
Moody’s		Baa2 Stable	Baa2 Stable
(1)    Represents a non-IFRS measure. For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)     Represents a non-IFRS ratio. For definitions of Granite’s non-IFRS ratios, refer to the section “NON-IFRS RATIOS”.
(3)    Excludes lease obligations noted above.
(4)     Balance is net of the derivative assets and derivative liabilities.
(5)    Unencumbered assets represent the carrying value of investment properties (excluding any assets held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its Credit Facility, term loan agreements and trust indentures.

Unsecured Debt

2023 Debentures

On December 20, 2016, Granite LP issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023 (the “2023 Debentures”) at a
58 Granite REIT 2023

nominal premium. Interest on the 2023 Debentures was payable semi-annually in arrears on May 30 and November 30 of each year.

On November 30, 2023, Granite LP repaid in full the outstanding $400.0 million aggregate principal amount of the 2023 Debentures. In conjunction with the repayment, the mark to market liability of $18.5 million relating to the 2023 Cross Currency Interest Rate Swap was settled.

2029 Debentures

On October 12, 2023, Granite LP issued $400.0 million aggregate principal amount of 6.074% Series 7 senior unsecured debentures due April 12, 2029 (the “2029 Debentures”). Interest on the 2029 Debentures is payable semi-annually in arrears on April 12 and October 12 of each year. At December 31, 2023, all of the 2029 Debentures remained outstanding and the balance, net of deferred financing costs, was $397.6 million.

September 2026 Term Loan

On September 7, 2023, Granite LP entered into and fully drew upon a €70.0 million senior unsecured non-revolving term facility that will mature on September 8, 2026 (the “September 2026 Term Loan”). The September 2026 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on the Euro Interbank Offered Rate (“EURIBOR”) plus a margin and is payable monthly in arrears. At December 31, 2023, the full €70.0 million has been drawn and the balance, net of deferred financing costs, was $102.1 million.

2025 Term Loan

On September 15, 2022, Granite LP entered into and fully drew upon a US$400.0 million senior unsecured non-revolving term facility that will mature on September 15, 2025 (“2025 Term Loan”). The 2025 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on Secured Overnight Financing Rate ("SOFR") plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in arrears. At December 31, 2023, the full US$400.0 million has been drawn and the balance, net of deferred financing costs, was $527.8 million.

2028 Debentures

On August 30, 2021, Granite LP issued $500.0 million aggregate principal amount of 2.194% Series 6 senior debentures due August 30, 2028 (the “2028 Debentures”). Interest on the 2028 Debentures is payable semi-annually in arrears on February 28 and August 30 of each year. At December 31, 2023, all of the 2028 Debentures remained outstanding and the balance, net of deferred financing costs, was $498.2 million.

2030 Debentures

On December 18, 2020, Granite LP issued $500.0 million aggregate principal amount of 2.378% Series 5 senior debentures due December 18, 2030 (the "2030 Debentures"). Interest on the 2030 Debentures is payable semi-annually in arrears on June 18 and December 18 of each year. At December 31, 2023, all of the 2030 Debentures remained outstanding and the balance, net of deferred financing costs, was $497.9 million.

Granite REIT 2023 59

2027 Debentures

On June 4, 2020, Granite LP issued $500.0 million aggregate principal amount of 3.062% Series 4 senior debentures due June 4, 2027 (the "2027 Debentures"). Interest on the 2027 Debentures is payable semi-annually in arrears on June 4 and December 4 of each year. At December 31, 2023, all of the 2027 Debentures remained outstanding and the balance, net of deferred financing costs, was $498.5 million.

December 2026 Term Loan

On December 12, 2018, Granite LP entered into and fully drew down a $300.0 million senior unsecured non-revolving term facility that originally matured on December 12, 2025. On November 27, 2019, Granite refinanced the $300.0 million term facility and extended the maturity date one year to December 11, 2026 (the “December 2026 Term Loan”). The December 2026 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on the Canadian Dollar Offered Rate (“CDOR”) plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in advance. At December 31, 2023, the full $300.0 million remained outstanding and the balance, net of deferred financing costs and debt modification losses, was $299.8 million.

As a result of the anticipated cessation of the publication of CDOR by June 28, 2024 and the Canadian financial benchmark being replaced by the Canadian Overnight Repo Rate Average ("CORRA") subsequent to year end, on February 8, 2024, Granite amended the December 2026 Term Loan and December 2026 Cross Currency Interest Rate Swap (as defined herein) to update the benchmark rates in these agreements from CDOR to CORRA including a fixed spread for the basis difference between CDOR and CORRA, without any economic impact or change to Granite’s risk management strategy.

2024 Term Loan

On December 19, 2018, Granite LP entered into and fully drew down a US$185.0 million senior unsecured non-revolving term facility that originally matured on December 19, 2022. On October 10, 2019, Granite refinanced the US$185.0 million term facility and extended the maturity date two years to December 19, 2024 (the “2024 Term Loan”). The 2024 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on SOFR (previously the London Interbank Offered Rate ("LIBOR")) plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in arrears. As the Federal Reserve Board discontinued the publication of the US dollar LIBOR benchmark rates on June 30, 2023 and replaced it with SOFR, on April 19, 2023, Granite amended the 2024 Term Loan and 2024 Cross Currency Interest Rate Swap to update the benchmark rates in these agreements from LIBOR to SOFR without any economic impact.

At December 31, 2023, the full US$185.0 million remained outstanding and the balance, net of deferred financing costs and debt modification losses, was $244.1 million.

The 2027 Debentures, 2028 Debentures, 2029 Debentures, 2030 Debentures, 2024 Term Loan, 2025 Term Loan, September 2026 Term Loan and December 2026 Term Loan rank pari passu with all of the Trust's other existing and future senior unsecured indebtedness and are guaranteed by Granite REIT and Granite GP.

60 Granite REIT 2023

Credit Facility

On March 3, 2023, the Trust amended the Credit Facility to extend the maturity date for a new five-year term to March 31, 2028, with a limit of $1.0 billion. Included in the amendment, Granite also updated the benchmark rates from LIBOR to SOFR, including a fixed spread for the basis difference between LIBOR and SOFR, for US dollar denominated draws and from LIBOR to EURIBOR for Euro denominated draws. Such amendments to the benchmark rates result in no economic impact to Granite’s borrowing rates. As it is anticipated that the administrator of CDOR will cease publication of CDOR by June 28, 2024 and the Canadian financial benchmark will be replaced by CORRA, Granite's Credit Facility contains fallback provisions to transition from CDOR to CORRA for Canadian denominated draws when CDOR is discontinued.

Draws on the Credit Facility are available by way of Canadian dollar, US dollar or Euro denominated loans or Canadian dollar or US dollar denominated letters of credit. The Credit Facility provides the Trust the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $450.0 million with the consent of the participating lenders. While the Credit Facility matures on March 31, 2028, the Trust has the option to extend the maturity date by one year to March 31, 2029, subject to the agreement of lenders in respect to a minimum of 66 2/3% of the aggregate amount committed under the Credit Facility. As at December 31, 2023, the Trust had no amount drawn and $2.9 million in letters of credit issued against the Credit Facility.

Secured Debt

On December 17, 2021, Granite entered into a secured construction loan relating to a development project in Houston, Texas, which was substantially completed in January 2023. The loan had a maximum draw amount of $59.9 million (US$44.3 million) and was secured by the property under construction and related land. On June 9, 2023, the loan with an outstanding balance of $56.2 million (US$42.1 million) was repaid with proceeds from the Credit Facility.

Granite REIT 2023 61

Derivatives

Granite has entered into derivatives including cross-currency interest rate swaps and interest rate swaps to lower its overall cost of borrowings and to hedge its currency exposure. The below table summarizes Granite’s derivative arrangements outstanding as at December 31, 2023 and December 31, 2022:

As at December 31,								2023	2022
	Notional amount to be paid		Interest payment rate	Notional amount to be received		Interest receipt rate	Maturity date	Fair value assets (liabilities)	Fair value assets (liabilities)
2023 Cross Currency Interest Rate Swap (1)	281,100	EUR	2.430%	400,000	CAD	3.873%	Nov. 30, 2023	$—	$(7,076)
2024 Cross Currency Interest Rate Swap	168,200	EUR	0.522%	185,000	USD	SOFR plus margin (6)	Dec. 19, 2024	9,042	24,891
2025 Interest Rate Swap (2)	—	—	5.016%	—	—	SOFR plus margin	Sept. 15, 2025	4,847	5,244
September 2026 Interest Rate Swap (3)	—	—	4.333%	—	—	EURIBOR plus margin	Sept. 8, 2026	(2,105)	—
December 2026 Cross Currency Interest Rate Swap	205,500	EUR	1.355%	300,000	CAD	CDOR plus margin (7)	Dec. 11, 2026	24,223	39,264
2027 Cross Currency Interest Rate Swap	370,300	USD	2.964%	500,000	CAD	3.062%	June 4, 2027	18,402	8,123
2028 Cross Currency Interest Rate Swap	119,100	USD	2.096%	150,000	CAD	2.194%	Aug. 30, 2028	(3,067)	(6,391)
2028 Cross Currency Interest Rate Swap (4)	242,100	EUR	0.536%	350,000	CAD	2.194%	Aug. 30, 2028	8,998	19,450
2029 Cross Currency Interest Rate Swap (5)	277,700	EUR	4.958%	400,000	CAD	6.103%	Apr. 12, 2029	(3,257)	—
2030 Cross Currency Interest Rate Swap	319,400	EUR	1.045%	500,000	CAD	2.378%	Dec. 18, 2030	43,730	54,883
								$100,813	$138,388
(1)On November 30, 2023, Granite LP settled the 2023 Cross Currency Interest Rate Swap in conjunction with the repayment of the 2023 Debentures.

(2)On September 15, 2022, Granite LP entered into a float to fixed interest rate swap (the “2025 Interest Rate Swap”) to exchange the floating SOFR portion of the interest payments of the 2025 Term Loan for fixed interest payments resulting in an all-in fixed interest rate of 5.016%.

(3)On September 8, 2023, Granite LP entered into a float to fixed interest rate swap (the “September 2026 Interest Rate Swap”) to exchange the floating EURIBOR-based interest payments of the September 2026 Term Loan for fixed interest payments resulting in an all-in fixed interest rate of 4.333%.

(4)On February 3, 2022, Granite terminated $350.0 million of a total $500.0 million principal of the cross-currency interest rate swap entered into by Granite LP to exchange the $500.0 million principal and related 2.194% interest payments from the 2028 Debentures to US$397.0 million principal and USD-denominated interest payments at a 2.096% interest rate (the "2028 Cross Currency Interest Rate Swap") and simultaneously entered into a new $350.0 million cross-currency interest rate swap maturing August 30, 2028, to exchange the Canadian dollar denominated principal and interest payments of the 2028 Debentures for Euro denominated payments at a fixed interest rate of 0.536%. Upon termination, Granite paid $6.6 million to settle the mark-to-market liability relating to the $350.0 million principal portion of the 2028 Cross Currency Interest Rate Swap.

(5)On October 10, 2023, Granite LP entered into a cross currency interest rate swap (the "2029 Cross Currency Interest Rate Swap"), which commenced on October 12, 2023 to exchange the Canadian dollar denominated principal and interest payments of the 2029 Debentures for Euro denominated principal and interest payments resulting in an all-in effective fixed interest rate of 4.929%.

(6)On April 19, 2023, Granite amended the 2024 Cross Currency Interest Rate Swap to update the benchmark rate in the agreement from LIBOR to SOFR, including a fixed spread for the basis difference between LIBOR and SOFR, without any economic impact or change to Granite's risk management strategy.

62 Granite REIT 2023

(7)Subsequent to the year ended December 31, 2023, on February 8, 2024, Granite amended the December 2026 Cross Currency Interest Rate Swap to update the benchmark rate in the agreement from CDOR to CORRA, including a fixed spread for the basis difference between CDOR and CORRA, without any economic impact or change to Granite's risk management strategy.

Debt Maturity Profile

As at December 31, 2023, Granite’s debt maturity profile and future repayments are as outlined below:

Debt Maturity Profile

% of Debt Maturing	8%	18%	13%	16%	16%	13%	16%

Debt Metrics and Financial Covenants

Granite uses the debt metrics noted above to assess its borrowing capacity and the ability to meet its current and future financing obligations. Granite’s interest coverage ratio decreased from 7.1x for the year ended December 31, 2022 to 5.5x as at December 31, 2023 as a result of a 44% increase in interest expense as a result of an increase in Granite’s weighted average cost of debt, partially offset by a 12% EBITDA growth when comparing the two periods. Granite’s leverage ratio remains consistent with December 31, 2022 and the slight decrease in Granite’s indebtedness ratio from December 31, 2022 to December 31, 2023 is primarily due to the 12% growth in EBITDA, partially offset by a slight increase in debt level. The debt ratios remain relatively favourable and provide financial flexibility for future growth.

Granite’s unsecured debentures, term loans, secured debt and credit facility agreements contain financial and non-financial covenants that include maintaining certain leverage and debt service ratios. As at December 31, 2023, Granite was in compliance with all of these covenants.

Credit Ratings

On March 29, 2023, DBRS confirmed Granite LP’s Issuer Rating and credit rating on the 2023 Debentures, the 2027 Debentures, the 2028 Debentures and the 2030 Debentures as BBB(high) with stable trends. On June 28, 2023, Moody’s confirmed the Baa2 rating on the
Granite REIT 2023 63

2023 Debentures, the 2027 Debentures, the 2028 Debentures and the 2030 Debentures. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such rating.

Unitholders’ Equity

Outstanding Stapled Units

As at February 28, 2024, the Trust had 63,355,771 stapled units issued and outstanding.

As at February 28, 2024, the Trust had 83,956 restricted stapled units (representing the right to receive 83,956 stapled units) and 119,356 performance stapled units (representing the right to receive a maximum of 238,712 stapled units) outstanding under the Trust’s Executive Deferred Stapled Unit Plan. The Executive Deferred Stapled Unit Plan is designed to provide equity-based compensation to employees of Granite who are, by the nature of their position or job, in a position to contribute to the success of Granite.

As at February 28, 2024, the Trust had 141,409 deferred stapled units (representing the right to receive 141,409 stapled units) outstanding under the Trust’s Director/Trustee Deferred Share Unit Plan.

Distributions

On November 8, 2023, the Trust increased its targeted annualized distribution by 3.125% to $3.30 ($0.2750 per month) per stapled unit from $3.20 ($0.2667 per month) per stapled unit to be effective upon the declaration of the distribution in respect of the month of December 2023 and paid on January 16, 2024.

Total distributions declared to stapled unitholders in the three month periods ended December 31, 2023 and 2022 were $51.3 million or $0.8084 per stapled unit and $50.0 million or $0.7830 per stapled unit, respectively. Total distributions declared to stapled unitholders in the years ended December 31, 2023 and 2022 were $204.3 million or $3.21 per stapled unit and $202.3 million or $3.11 per stapled unit, respectively.

The distributions declared in January 2024 in the amount of $17.4 million or $0.2750 per stapled unit were paid on February 15, 2024 and the distributions declared in February 2024 of $0.2750 per stapled unit will be paid on March 15, 2024.

Pursuant to the requirement of National Policy 41-201, Income Trusts and Other Indirect Offerings (“NP 41-201”), the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income (loss) and cash distributions, in accordance with the guidelines under NP 41-201.

64 Granite REIT 2023

Cash Flows from Operating Activities in Excess of Distributions Paid and Payable

	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
Net Income (Loss)	$32.0	$(126.3)	$138.5	$155.8
Cash flows provided by operating activities	76.0	65.5	313.1	277.5
Monthly cash distributions paid and payable	(51.3)	(50.0)	(204.3)	(202.3)
Cash flows from operating activities in excess of distributions paid and payable	$24.7	$15.5	$108.8	$75.2

Monthly distributions for the three month periods and years ended December 31, 2023 and 2022 were funded with cash flows from operating activities.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as FFO, AFFO, cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential future commitments to replace or maintain its investment properties to adversely affect cash distributions.

Normal Course Issuer Bid

On May 19, 2023, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 6,349,296 of Granite’s issued and outstanding stapled units. The NCIB commenced on May 24, 2023 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 23, 2024. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 30,468 stapled units, subject to certain exceptions. Granite has entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase stapled units for the period May 24, 2022 to May 23, 2023.
During the three months and year ended December 31, 2023, Granite repurchased 392,700 stapled units at average stapled unit cost of $68.73 for total consideration of $27.0 million, excluding commissions. During the three month period ended December 31, 2022, Granite repurchased 1,022,000 stapled units at an average stapled unit cost of $67.60 for total consideration of $69.1 million. During the year ended December 31, 2022, Granite repurchased 2,165,600 stapled units at an average stapled unit cost of $71.81 for total consideration of $155.5 million, excluding commissions.

At-The-Market Equity Distribution Program

On November 3, 2021, Granite filed a prospectus supplement to the base shelf prospectus of Granite REIT and Granite GP establishing an at-the-market equity distribution program (the “ATM Program”), in each of the provinces and territories of Canada, which allowed it to issue and sell, at its discretion, up to $250.0 million of stapled units to the public, from time to time. Stapled units sold under the ATM Program were sold at the prevailing market prices at the time
Granite REIT 2023 65

of sale when issued, directly through the facilities of the Toronto Stock Exchange or any other recognized marketplace upon which the stapled units were listed or quoted or where the stapled units were traded in Canada. As at December 31, 2023, there was no active ATM Program.

During the three months and year ended December 31, 2023, there were no stapled units issued under the ATM Program. During the three month period ended December 31, 2022, there were no issuances under the ATM Program. During the year ended December 31, 2022, Granite issued 136,100 stapled units under the ATM Program at an average stapled unit price of $98.77 for gross proceeds of $13.4 million, and incurred issuance costs of $0.3 million, for net proceeds of $13.1 million.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Trust. However, actual outcomes may differ from management’s expectations.

Off-balance sheet arrangements consist of outstanding letters of credit to support certain contractual obligations, property purchase commitments, construction and development project commitments and certain operating agreements. As at December 31, 2023, the Trust had $2.9 million in letters of credit outstanding. As at December 31, 2023, the Trust's contractual commitments totaled $56.4 million which comprised of costs to complete its ongoing construction and development projects, including tenant improvements. Granite expects to fund these commitments over the next year through the use of cash on hand, cash from operations and/or Granite’s Credit Facility.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 8, 11 and 22 to the audited combined financial statements for the year ended December 31, 2023.

RELATED PARTY TRANSACTIONS

For a discussion of the Trust's transactions with related parties, refer to note 20 of the audited combined financial statements for the year ended December 31, 2023.

NON-IFRS PERFORMANCE MEASURES

The following non-IFRS performance measures are important measures used by management in evaluating the Trust’s underlying operating performance and debt management. These non-IFRS performance measures are not defined by IFRS and do not have standard meanings. The Trust’s method of calculating non-IFRS performance measures may differ from other issuers’ methods and, accordingly, the Trust’s non-IFRS performance measures may not be comparable with similar measures presented by other issuers.

66 Granite REIT 2023

Funds from operations

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) guidelines on Funds From Operations & Adjusted Funds From Operations for IFRS dated January 2022 (“REALPAC Guidelines”). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS - Funds From Operations and Adjusted Funds From Operations” for the reconciliation of FFO to net income for the periods presented). FFO should not be construed as an alternative to net income or cash flow provided by operating activities determined in accordance with IFRS.

Adjusted funds from operations

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant allowances incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO follows the definition prescribed by the REALPAC Guidelines. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS - Funds From Operations and Adjusted Funds From Operations” for the reconciliation of AFFO to net income for the periods presented). AFFO should not be construed as an alternative to net income or cash flow provided by operating activities determined in accordance with IFRS.

Net operating income - cash basis

Granite uses NOI on a cash basis, which adjusts NOI to exclude lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization recognized during the period (see “RESULTS OF OPERATIONS - Net Operating Income” for the reconciliation of NOI - cash basis to NOI for the periods presented). NOI - cash basis is a commonly used measure by the real estate industry and Granite believes it is a useful supplementary measure of the income generated by and operating performance of income-producing properties in addition to the most comparable IFRS measure, which Granite believes is NOI. NOI - cash basis is also a key input in Granite’s determination of the fair value of its investment property portfolio.

Granite REIT 2023 67

Same property net operating income - cash basis

Same property NOI - cash basis refers to the NOI - cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI - cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison (see “RESULTS OF OPERATIONS - Net Operating Income” for a reconciliation of same property NOI - cash basis to NOI - cash basis and to NOI for the periods presented). Granite believes that same property NOI - cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI - cash basis from the same stock of properties owned.

Constant currency same property NOI - cash basis

Constant currency same property NOI - cash basis is a non-GAAP measure used by management in evaluating the performance of properties owned by Granite throughout the entire current and prior year periods on a constant currency basis. It is calculated by taking same property NOI as defined above and excluding the impact of foreign currency translation by converting the same property NOI denominated in foreign currency in the respective periods at the current period average exchange rates (see “RESULTS OF OPERATIONS - Net Operating Income” for a reconciliation of constant currency same property NOI to same property NOI - cash basis for the periods presented).

Adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”)

Adjusted EBITDA is calculated as net income attributable to stapled unitholders before lease termination and close-out fees, interest expense, interest income, income tax expense, depreciation and amortization expense, fair value gains (losses) on investment properties and financial instruments, other expense relating to real estate transfer tax and loss on the sale of investment properties, net of non-controlling interests in such items. Adjusted EBITDA, calculated on a 12-month trailing basis (“trailing 12-month adjusted EBITDA”), represents an operating cash flow measure that Granite uses in calculating the interest coverage ratio and indebtedness ratio noted below. Adjusted EBITDA is also defined in Granite’s debt agreements and used in calculating the Trust’s debt covenants.

Adjusted EBITDA Reconciliation

For the 12-months ended December 31,	2023	2022
Net income attributable to stapled unitholders	$136.7	$155.8
Add (deduct):
Interest expense and other financing costs	78.7	51.0
Interest income	(7.7)	(1.6)
Income tax recovery	(9.5)	(63.7)
Depreciation and amortization	1.3	1.6
Fair value losses on investment properties, net	172.7	219.7
Fair value losses (gains) on financial instruments, net	17.3	(11.4)
Loss on sale of investment properties	1.5	0.7
Non-controlling interests relating to the above	1.6	—
Adjusted EBITDA	$392.6	$352.1

68 Granite REIT 2023

Available Liquidity

Available liquidity is a non-IFRS performance measure defined as the sum of cash and cash equivalents and the unused portion of the Credit Facility. Granite believes that available liquidity is a useful measure to investors in determining the Trust’s resources available as at period-end to meet its ongoing obligations and future commitments (see “LIQUIDITY AND CAPITAL RESOURCES - Liquidity”).

Total Debt and Net Debt

Total debt is a non-IFRS performance measure calculated as the sum of all current and non-current debt, the net mark to market fair value of derivatives and lease obligations as per the consolidated financial statements. Net debt subtracts cash and cash equivalents from total debt. Granite believes that it is useful to include the derivatives and lease obligations for the purposes of monitoring the Trust’s debt levels (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

NON-IFRS RATIOS

The following non-IFRS ratios are important measures used by management in evaluating the Trust’s underlying operating performance and debt management. These non-IFRS ratios are not defined by IFRS and do not have standard meanings. The Trust’s method of calculating non-IFRS ratios may differ from other issuers’ methods and, accordingly, the Trust’s non-IFRS ratios may not be comparable with similar measures presented by other issuers.

FFO and AFFO payout ratios

The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude special distributions, declared to unitholders divided by FFO and AFFO (non-IFRS performance measures), respectively, in a period. FFO payout ratio and AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders.

FFO and AFFO Payout Ratios

		Three Months Ended December 31,		Years Ended December 31,
		2023	2022	2023	2022
(in millions, except as noted)
Monthly distributions declared to unitholders	[A]	$51.3	$50.0	$204.3	$202.3

FFO	[B]	81.2	77.2	317.6	289.3

AFFO	[C]	73.2	67.0	287.4	264.2

FFO payout ratio	[A]/[B]	63%	65%	64%	70%
AFFO payout ratio	[A]/[C]	70%	75%	71%	77%
Granite REIT 2023 69

Interest coverage ratio

The interest coverage ratio is calculated on a 12-month trailing basis using Adjusted EBITDA (a non-IFRS performance measure) divided by net interest expense. Granite believes the interest coverage ratio is useful in evaluating the Trust’s ability to meet its interest expense obligations (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

Indebtedness ratio

The indebtedness ratio is calculated as total debt (a non-IFRS performance measure) divided by Adjusted EBITDA (a non-IFRS performance measure) and Granite believes it is useful in evaluating the Trust’s ability to repay outstanding debt using its operating cash flows (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

Leverage and net leverage ratios

The leverage ratio is calculated as total debt (a non-IFRS performance measure) divided by the fair value of investment properties (excluding assets held for sale) while the net leverage ratio subtracts cash and cash equivalents from total debt. The leverage ratio and net leverage ratio are supplemental measures that Granite believes are useful in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

Unencumbered asset coverage ratio

The unencumbered asset coverage ratio is calculated as the carrying value of investment properties (excluding assets held for sale) that are not encumbered by secured debt divided by the carrying value of total unsecured debt and is a supplemental measure that Granite believes is useful in evaluating the Trust’s degree of asset coverage provided by its unencumbered investment properties to total unsecured debt (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust’s material accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust’s policy for revenue recognition is described in note 2(j) of the audited combined financial statements for the year ended December 31, 2023. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms or leases where the property is a large square-footage and/or
70 Granite REIT 2023

architecturally specialized. The Trust also makes judgments in determining the lease term for some lease contracts in which it is a lessee that include renewal or termination options. The assessment of whether the Trust is reasonably certain to exercise such options impacts the lease term which, in turn, significantly affects the amount of lease obligations and right-of-use assets recognized.

Investment properties

The Trust’s policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2023. In applying this policy, judgment is used in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and United States tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize additional current and/or deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties was determined by management using a 10-year cash flow and subsequent reversionary value discounted back to present value using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. Granite does not value its investment properties based on models prepared by external appraisers but uses such external appraisals as data points, alongside other external market information for management to arrive at its own conclusions on values. Granite receives valuation assumptions from external appraisers such as discount rates, terminal capitalization rates and market rental rates, however, the Trust also considers its knowledge of historical renewal experiences with its tenants, its understanding of certain specialized aspects of Granite’s portfolio and tenant profile, and its knowledge of the current condition of the properties to determine proprietary market leasing assumptions, including lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the year ended December 31, 2023. The critical assumptions relating to the Trust’s estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to the “INVESTMENT PROPERTIES” section and note 4 of the audited combined financial statements for the year ended December 31, 2023 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

Granite REIT 2023 71

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible but, where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite’s income tax expense, interpretation and application of the relevant tax laws and treaties and the provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management’s estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized, or the liability is settled. Any changes in management’s estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of net income.

72 Granite REIT 2023

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

New Standards Adopted

In February 2021, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements and IAS 8, Accounting Polices, Changes in Accounting Estimates and Errors. The amendments require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarify how to distinguish changes in accounting policies from changes in accounting estimates. The Trust has adopted these amendments effective January 1, 2023. The adoption of the amendments did not have a material impact on the Trust's combined financial statements.

Future Changes in Accounting Standards

New accounting standards issued and not yet applicable to the combined financial statements for the year ended December 31, 2023 are described below. Granite intends to adopt these standards when they become effective.

IAS 1, Presentation of Financial Statements

In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify its requirements for the presentation of liabilities in the statement of financial position.
The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. On October 31, 2022, the IASB issued Non-Current Liabilities with Covenants (Amendments to IAS 1). These amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective January 1, 2024, with early adoption permitted and the amendments are to be applied retrospectively. The Trust does not expect these amendments to have a material impact on its combined financial statements.

Granite REIT 2023 73

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The President and Chief Executive Officer and the Chief Financial Officer of Granite have evaluated the effectiveness of the Trust’s disclosure controls and procedures as defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934 as of December 31, 2023 (the “Evaluation Date”). They have concluded that, as of the Evaluation Date, the Trust’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Trust in the reports that they file or submit is (i) recorded, processed, summarized and reported within the time periods specified in the applicable rules and (ii) accumulated and communicated to the Trust’s management, including their principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

The Trust’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934) for the Trust.

The Trust’s internal control over financial reporting is a process designed by, or under the supervision of, the Trust’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Trust’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Trust’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Trust’s receipts and expenditures are being made only in accordance with authorizations of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Trust’s assets that could have a material effect on the financial statements.

Under the supervision and with the participation of the Trust’s President and Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Trust’s internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that the Trust’s internal control over financial reporting was effective as of December 31, 2023.

Deloitte LLP, an independent registered public accounting firm, who audited and reported on the Trust’s audited combined financial statements as at and for the year ended December 31, 2023 and whose report is included in the Trust’s annual report for fiscal 2023, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on the Trust’s internal control over financial reporting as of December 31, 2023. The attestation report precedes the audited financial statements included in the Trust’s annual report for fiscal 2023.

74 Granite REIT 2023

Changes in Internal Control Over Financial Reporting

As of the Evaluation Date, there were no changes in the Trust’s internal control over financial reporting that occurred during the period beginning on the date immediately following the end of the period in respect of which Granite made its most recent previous interim filing and ended on December 31, 2023 that have materially affected, or that are reasonably likely to materially affect, the Trust’s internal control over financial reporting.

Limitation on the Effectiveness of Controls and Procedures

Granite’s management, including the President and Chief Executive Officer and the Chief Financial Officer, does not expect that the Trust’s controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Granite REIT 2023 75

RISKS AND UNCERTAINTIES

Investing in the Trust’s stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on Granite’s business, financial condition, operating results and prospects. These risks and uncertainties are discussed in Granite’s AIF filed with securities regulators in Canada and available online at www.sedarplus.com and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2023.
76 Granite REIT 2023

QUARTERLY FINANCIAL DATA (UNAUDITED)

(in millions, except as noted)	Q4 '23	Q3 '23	Q2 '23	Q1 '23	Q4 '22	Q3 '22	Q2 '22	Q1 '22
Operating highlights(3)
Revenue	$129.8	$131.5	$130.3	$129.6	$125.6	$111.6	$109.8	$108.6
NOI - cash basis(1)	$108.0	$106.3	$104.8	$103.9	$99.6	$93.1	$90.4	$90.8
Fair value (losses) gains on investment properties, net	$(33.0)	$(53.2)	$(13.5)	$(73.0)	$(229.9)	$(229.2)	$(251.3)	$490.6
Net income (loss) attributable to stapled unitholders	$31.4	$33.1	$62.5	$9.8	$(126.3)	$(93.3)	$(122.3)	$497.7
Cash provided by operating activities	$76.0	$85.2	$67.9	$84.0	$65.5	$78.3	$63.2	$70.5
FFO(1)	$81.2	$79.1	$77.6	$79.6	$77.2	$70.7	$72.1	$69.4
AFFO(1)	$73.2	$69.6	$69.5	$75.1	$67.0	$63.3	$68.2	$65.9
FFO payout ratio(2)	63%	64%	66%	64%	65%	71%	71%	73%
AFFO payout ratio(2)	70%	73%	73%	68%	75%	80%	75%	77%

Per unit amounts
Diluted FFO(1)	$1.27	$1.24	$1.21	$1.25	$1.20	$1.08	$1.09	$1.05
Diluted AFFO(1)	$1.15	$1.09	$1.09	$1.18	$1.05	$0.97	$1.04	$1.00
Monthly distributions paid	$0.80	$0.80	$0.80	$0.80	$0.78	$0.78	$0.78	$0.78
Diluted weighted average number of units	63.8	63.9	63.9	63.9	64.1	65.5	65.9	65.8

Financial highlights
Investment properties(4)	$8,808.1	$8,898.5	$8,833.1	$8,952.1	$8,839.6	$8,938.9	$8,533.4	$8,526.8
Assets held for sale	$—	$—	$20.5	$17.5	$41.2	$17.5	$156.2	$32.9
Cash and cash equivalents	$116.1	$158.3	$119.2	$117.2	$135.1	$274.3	$157.6	$228.5
Total debt(1)	$2,998.4	$2,999.4	$2,954.4	$2,951.5	$2,930.3	$2,852.4	$2,540.0	$2,340.4
Total capital expenditures incurred	$(1.8)	$8.7	$18.6	$19.6	$19.1	$21.9	$9.2	$3.4
Total leasing costs and tenant improvements incurred	$5.3	$2.7	$3.0	$1.0	$4.7	$2.4	$1.5	$2.0

Property metrics(4)
Number of income-producing properties	137	137	137	133	128	128	126	122
GLA, square feet	62.9	62.9	62.9	62.1	59.4	58.8	57.0	55.9
Occupancy, by GLA	95.0%	95.6%	96.3%	97.8%	99.6%	99.1%	97.8%	99.7%
Weighted average lease term, years	6.2	6.4	6.5	6.7	5.9	5.7	5.5	5.7
(1)    For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)    For definitions of Granite’s non-IFRS ratios, refer to the section “NON-IFRS RATIOS”.
(3)    The quarterly financial data reflects fluctuations in revenue, FFO, AFFO, investment properties and total debt primarily from the timing of leasing and development activities, property sales, acquisitions and foreign exchange. Investment properties also fluctuate from the effect of measuring properties at fair value under IFRS. Net income (loss) attributable to unitholders primarily fluctuates from fair value gains (losses) on investment properties.
(4)     Excludes properties held for sale which are classified as assets held for sale on the combined balance sheet as at the respective quarter-end.

The following table reconciles revenue, as determined in accordance with IFRS, to net operating income - cash basis for the periods ended as indicated. Refer to the sections “RESULTS OF OPERATIONS” and “NON-IFRS PERFORMANCE MEASURES”, for further details.

(in millions)	Q4 '23	Q3 '23	Q2 '23	Q1 '23	Q4 '22	Q3 '22	Q2 '22	Q1 '22
Revenue	$129.8	$131.5	$130.3	$129.6	$125.6	$111.6	$109.8	$108.6
Less: Property operating costs	19.8	22.3	21.7	22.2	23.2	17.6	17.0	17.4
NOI	110.0	109.2	108.6	107.4	102.4	94.0	92.8	91.2
Add (deduct):
Straight-line rent amortization	(3.1)	(4.0)	(4.9)	(4.6)	(3.6)	(1.9)	(3.5)	(1.6)
Tenant incentive amortization	1.1	1.1	1.1	1.1	0.8	1.0	1.1	1.2
NOI - cash basis	$108.0	$106.3	$104.8	$103.9	$99.6	$93.1	$90.4	$90.8

Granite REIT 2023 77

The following table reconciles net income (loss) attributable to stapled unitholders, as determined in accordance with IFRS, to FFO and AFFO for the periods ended as indicated. Refer to the sections “RESULTS OF OPERATIONS” and “NON-IFRS PERFORMANCE MEASURES”, for further details.

(in millions, except as noted)	Q4 '23	Q3 '23	Q2 '23	Q1 '23	Q4 '22	Q3 '22	Q2 '22	Q1 '22
Net income (loss) attributable to stapled unitholders	$31.4	$33.1	$62.5	$9.8	$(126.3)	$(93.3)	$(122.3)	$497.7
Add (deduct):
Fair value losses (gains) on investment properties, net	33.0	53.2	13.5	73.0	229.9	229.2	251.3	(490.6)
Fair value losses (gains) on financial instruments	15.4	2.5	(1.1)	0.5	(2.1)	(1.4)	(3.3)	(4.6)
Loss on sale of investment properties	—	0.9	—	0.6	—	—	0.3	0.4
Deferred income tax expense (recovery)	0.9	(10.3)	5.4	(12.3)	(24.4)	(61.3)	(51.8)	66.5
Fair value remeasurement of the Executive Deferred Stapled Unit Plan	(0.4)	(0.7)	(0.4)	4.6	—	(1.3)	(1.4)	—
Fair value remeasurement of the Directors Deferred Stapled Unit Plan	0.4	(0.5)	(0.5)	1.3	0.1	(1.2)	(0.7)	—
Non-controlling interests relating to the above	0.5	0.9	(1.8)	2.1	—	—	—	—
FFO	$81.2	$79.1	$77.6	$79.6	$77.2	$70.7	$72.1	$69.4
Add (deduct):
Maintenance or improvement capital expenditures incurred	(0.9)	(4.5)	(2.2)	(0.1)	(2.7)	(4.3)	(0.5)	(1.1)
Leasing costs	(1.0)	(0.8)	(1.9)	(0.4)	(4.5)	(2.0)	(0.9)	(2.0)
Tenant allowances	(4.1)	(1.4)	(0.4)	(0.6)	(0.2)	(0.3)	(0.1)	—
Tenant incentive amortization	1.1	1.1	1.1	1.1	0.8	1.1	1.1	1.2
Straight-line rent amortization	(3.1)	(4.0)	(4.9)	(4.6)	(3.6)	(1.9)	(3.5)	(1.6)
Non-controlling interests relating to the above	—	0.1	0.2	0.1	—	—	—	—
AFFO	$73.2	$69.6	$69.5	$75.1	$67.0	$63.3	$68.2	$65.9

The following table reconciles total debt for the periods ended as indicated. Refer to the sections “Unitholders’ Equity” and “NON-IFRS PERFORMANCE MEASURES”, for further details.

(in millions)	Q4 '23	Q3 '23	Q2 '23	Q1 '23	Q4 '22	Q3 '22	Q2 '22	Q1 '22
Unsecured debt, net	$3,066.0	$3,085.3	$3,057.6	$2,983.8	$2,983.6	$2,995.9	$2,643.5	$2,422.3
Derivatives, net	(100.8)	(119.1)	(136.6)	(121.8)	(138.4)	(223.1)	(169.4)	(126.1)
Lease obligations	33.2	33.2	33.4	33.7	33.7	33.2	33.3	31.5
Total unsecured debt	2,998.4	2,999.4	2,954.4	2,895.7	2,878.9	2,806.0	2,507.4	2,327.7
Secured debt	—	—	—	55.8	51.4	46.4	32.6	12.7
Total debt	$2,998.4	$2,999.4	$2,954.4	$2,951.5	$2,930.3	$2,852.4	$2,540.0	$2,340.4
78 Granite REIT 2023

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that Granite’s expectations regarding various matters, including the following, will be realized in a timely manner, with the expected impact or at all: the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for unitholders; Granite’s ability to implement its ESG+R program and related targets and goals; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; Granite’s ability to accelerate growth and to grow its net asset value, FFO and AFFO per unit, and constant currency same property NOI - cash basis; Granite's 2024 outlook for FFO per unit, AFFO per unit and constant currency same property NOI, including the anticipated impact of future foreign currency exchange rates on FFO and AFFO per unit and expectations regarding Granite's business strategy; Granite's ability to offset interest or realize interest savings relating to its term loans, debentures and cross-currency interest rate swaps; Granite’s ability to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite’s sale from time to time of stapled units under any at-the-market program that Granite may establish; the potential for expansion and rental growth at the property in Ajax, Ontario and the enhancement to the yield of the property from such potential expansion and rental growth; the completion of the property in Ajax, Ontario and subsequent commencement of the lease in the second quarter of 2024; the potential for expansion and rental growth at the property in Weert, Netherlands and the enhancement to the yield of the property from such potential expansion and rental growth; the development of a 0.4 million square foot distribution facility on the 22.0 acre site in Brantford, Ontario, and the potential yield from the project; obtaining site planning approval of a 0.7 million square foot distribution facility on the 34.0 acre site in Brantford, Ontario; obtaining site planning approval for a third phase of development for up to 1.3 million square feet on the 101.0 acre site in Houston, Texas and the potential yield from the project; the development of 12.9 acres of land in West Jefferson, Ohio and the potential yield from that project; the development of a 0.6 million square foot multi-phased business park on the remaining 36.0 acre parcel of land in Brantford, Ontario and the potential yield from that project; the development of a 0.2 million square foot modern distribution/logistics facility on the 10.1 acres of land in Brant County, Ontario and the potential yield of the project; the timing of payment of associated unpaid construction costs and holdbacks; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure sustainability or other certifications for any of its properties; the impact of the refinancing of the term loans on Granite’s returns and cash flow; and the amount of any distributions and distribution increase. Forward-looking statements and forward-looking information are based
Granite REIT 2023 79

on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; the risks related to Russia’s 2022 invasion of Ukraine that may adversely impact Granite’s operations and financial performance; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio; and the risks set forth in the “Risk Factors” section in Granite’s AIF for 2023 dated February 28, 2024, filed on SEDAR+ at www.sedarplus.com and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2023 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

80 Granite REIT 2023